ANGLO AMERICAN

02028166

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretary's Office

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

13 March, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to:

- Anglo American plc acquires strategic holdings in Kumba and Avmin.
- Anglo American plc – board changes
- Anglo American plc – announcement of final results for the year ended 31 December 2001.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc acquires strategic holdings in Kumba and Avmin

Anglo American plc ("Anglo American") is pleased to announce the acquisition, subject to appropriate regulatory approvals, of significant shareholdings in Kumba Resources Limited ("Kumba") and Anglovaal Mining Limited ("Avmin") which will:

- further its strategic objective of securing a meaningful interest in the iron ore sector;
- accelerate the development of a world-class South African based iron ore champion; and
- help to develop fully South Africa's iron ore potential.

Anglo American has acquired:

1. 9.6% of Kumba in open market transactions, together with the right to acquire a further 10.5% of Kumba making 20.1% in total for a total cash consideration of R2.4 billion (US$220 million), equivalent to R40.61 per Kumba share; and
2. 34.9% of Avmin for a total cash consideration of R1.6 billion (US$145 million), equivalent to R41.08 per Avmin share.

As a global mining and natural resources company, Anglo American has sought for some time to strengthen its existing mining interests with a significant investment in the iron ore sector. Anglo American has strong confidence in the South African mining industry and therefore has decided to reinvest a significant portion of funds realised from the disposal of its non-core South African interests in these two South African mining companies. Kumba and Avmin, through Assmang Limited, have world-class iron ore portfolios, have attractive growth profiles, present good value and will together provide Anglo American with an effective US dollar/rand hedge.

Anglo American will be an anchor shareholder for both Kumba and Avmin and will support, and where possible facilitate, managements' growth strategies. In particular, Anglo American intends working with all stakeholders, including Kumba, Avmin, the South African Government and appropriate black economic empowerment groupings to:-

– realise the full growth potential of the Kalahari iron ore resource;

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

- help unlock the significant synergies of the Kalahari iron ore mines, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port facility; and
- facilitate meaningful black economic empowerment. Anglo American is currently in discussion with empowerment parties.

Anglo American is fully committed to use its financial and technical resources to grow the Kalahari iron ore mines and supporting infrastructure for the benefit of all stakeholders.

Anglo American, Kumba and Avmin have a number of complementary business interests in heavy minerals, coal, gold and base metals, which may also offer further scope to unlock value for all stakeholders.

Tony Trahar, Chief Executive of Anglo American said, "These transactions provide Anglo American with a meaningful interest in both companies and a strategic entry point into the iron ore sector. We enjoy a constructive working relationship with the management of Kumba and Avmin, together with the South African Government, and look forward to continuing to work together to unlock the full potential of these assets and resources. This development will be of great benefit to the economy of South Africa as a whole, particularly at a time when the country is seeking to stimulate growth and development and will provide employment opportunities and boost foreign exchange earnings through exports. It will also provide opportunities for advancing meaningful and sustainable black economic empowerment."

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)
Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations'.

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of R14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia. The group structure of Kumba is as follows:-


KUMBA RESOURCES LIMITED
SISHEN MINE
100%
THABAZIMBI MINE
100%
HOPE DOWNS PROJECT
50%
SISHEN IRON ORE COMPANY
100%
WELGEVONDEN PROJECT
100%
100%
BASE METALS
100%
ZINCOR
95%
ROSH PINAH MINE
GROOTEGELUK MINE
100%
LEEUWPAN MINE
100%
TSHIKONDENI MINE
100%
COAL
100%
100%
HEAVY MINERALS
60%
TICOR SA
100%
IHM HEAVY MINERALS
100%
TISCOR
15%
MINERAL DEPOSITS
47%
TICOR (AUS)
OTHER INVESTMENTS AND ASSETS
32%
AST GROUP
35%
MINCOR RESOURCES
100%
INDUSTRIAL MINERALS

Iron ore is produced at two of its South African mines, Sishen Iron Ore Mine and Thabazimbi Iron Ore Mine. Total Iron Ore output is 25 million tons, of which 19 million tons is exported. Kumba has one of the world's largest reserves of high quality lump iron ore, with reserves of more than 800 million tons. Several high potential feasibility

studies, at various stages of completion, are currently being conducted with a view to geographic expansion aimed at strengthening the company's iron ore asset base. These include the iron ore projects of Hope Downs in Australia (25 million tons a year) and Welgevonden (10 million tons a year) in South Africa (near Sishen).

Kumba operates the largest open cast **coal** mine in South Africa and the largest coal beneficiation facility in the world. The company's total coal production is mined at three collieries in South Africa – Grootegeluk and Tshikondeni and Leeuwpan. These collieries produce a total of 16.5 million tons of coal per annum and are the lowest cost producers in South Africa.

Base metals assets consist of a 95% interest and management control of Namibian based Rosh Pinah **Zinc** Mine which produces 73,000 tons of zinc concentrate and 25,000 tons of lead concentrate per annum. The zinc concentrate is used in the company's zinc refinery, Zincor (situated in South Africa) which produces 110,000 tons of refined zinc and 170,000 tons of sulphuric acid per annum. Zincor is one of the world's lowest cost refineries of zinc metal.

The company's **Heavy Minerals** assets comprise of a 46.8% stake in Ticor Limited and 60% of the Ticor SA Heavy Minerals Project on the east coast of South Africa. Ticor Limited is an Australian based minerals sands producer and owns the remaining 40% of Ticor SA. The latter, which is in the commissioning stage, will consist of a mine at Hillendale and a smelter both in the Kwa-Zulu Natal Province. The operation is expected to produce 250,000 tons of titanium slag per year by 2005, as well as zircon, leucoxene and rutile.

Avmin (www.avmin.co.za)
Map: Refer to the website http://www.avmin.co.za/operations/

Anglovaal Mining Limited ("Avmin") is a diversified mining and development company with a wide range of mining assets. It is listed on both the JSE and the LSE with a market capitalisation of approximately R3.8 billion (US$ 317.6 million). Avmin's operations are divided into Ferrous Metals, Base Metals and Precious Metals. The group structure of Avmin is as follows:


Anglovaal Mining Limited
Ferrous Metals
Assmang 50%
Assore 9%
Base Metals
Chambishi Metals 90%
Nkomati 75%
Precious Metals
Avgold 56%
Two Rivers Platinum 55%

Assmang Limited is listed on the JSE and operates in three divisions – manganese, iron ore and chrome. Assmang mines one of the world's highest grade and largest

manganese deposits and produces manganese alloys in its own smelter. A new shaft, which is expected to be commissioned in 2003, will reduce costs and extend the life of the manganese mine by over 20 years at 1.5 million tons a year. Assmang exports over 5 million tons of iron ore per annum and there are major synergies with the Kumba operations. Assmang is expected to produce over 300,000 tons of chrome alloy a year after the recent ferro-chrome expansion was successfully commissioned on schedule. The chrome ore feed is from Assmang's chrome mine, one of the lowest cost producers in South Africa.

Assore Limited is a mining holding company listed on the JSE primarily engaged in ventures involving base minerals and metals. Its principal asset is a 45.7% stake in Assmang.

Chambishi Metals plc, based in Zambia, toll refines cobalt concentrates for Konkola Copper Mines and Mopani as well as treating slag from the Nkana dump, which it owns. Copper and sulphuric acid are by-products of production. Chambishi is expected to become the world's largest primary cobalt producer.

The **Nkomati Nickel** mine is a joint venture with Anglo American, which owns the remaining 25%. Nkomati is South Africa's only primary nickel producer and is one of the world's lowest-cost producers of nickel. The mine produces over 4,000 tons of nickel a year with copper, cobalt and platinum group metals ("PGM's") as by-products. The capital cost to construct this mine was paid back within two years. A major expansion decision is to be made in the upcoming months, which will increase production to over 18,000 tons of nickel and about 80,000oz of PGM's per annum.

Avgold Limited is listed on the JSE and operates the ETC gold mine, which produces 100,000oz a year. Avgold's Target mine has recently been commissioned ahead of schedule and under budget and is expected to have a cash cost of less than US$ 150/oz by 2003. Target is South Africa's greatest unexploited gold resource and is expected to produce 350,000oz of gold per annum with the possibility of increasing production to over 500,000oz a year for the next 40 years.

Avmin (55%) has formed a joint venture with Impala Platinum Holdings Limited (45%) called **Two Rivers Platinum (Proprietary) Limited**. The mine is expected to produce between 160,000 and 170,000 ounces of platinum group metals per annum and has a mine life of approximately 20 years.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc acquires strategic holdings in Kumba and Avmin

Anglo American plc ("Anglo American") is pleased to announce the acquisition, subject to appropriate regulatory approvals, of significant shareholdings in Kumba Resources Limited ("Kumba") and Anglovaal Mining Limited ("Avmin") which will:

- further its strategic objective of securing a meaningful interest in the iron ore sector;
- accelerate the development of a world-class South African based iron ore champion; and
- help to develop fully South Africa's iron ore potential.

Anglo American has acquired:

1. 9.6% of Kumba in open market transactions, together with the right to acquire a further 10.5% of Kumba making 20.1% in total for a total cash consideration of R2.4 billion (US$220 million), equivalent to R40.61 per Kumba share; and
2. 34.9% of Avmin for a total cash consideration of R1.6 billion (US$145 million), equivalent to R41.08 per Avmin share.

As a global mining and natural resources company, Anglo American has sought for some time to strengthen its existing mining interests with a significant investment in the iron ore sector. Anglo American has strong confidence in the South African mining industry and therefore has decided to reinvest a significant portion of funds realised from the disposal of its non-core South African interests in these two South African mining companies. Kumba and Avmin, through Assmang Limited, have world-class iron ore portfolios, have attractive growth profiles, present good value and will together provide Anglo American with an effective US dollar/rand hedge.

Anglo American will be an anchor shareholder for both Kumba and Avmin and will support, and where possible facilitate, managements' growth strategies. In particular, Anglo American intends working with all stakeholders, including Kumba, Avmin, the South African Government and appropriate black economic empowerment groupings to:-

- realise the full growth potential of the Kalahari iron ore resource;

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

- help unlock the significant synergies of the Kalahari iron ore mines, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port facility; and
- facilitate meaningful black economic empowerment. Anglo American is currently in discussion with empowerment parties.

Anglo American is fully committed to use its financial and technical resources to grow the Kalahari iron ore mines and supporting infrastructure for the benefit of all stakeholders.

Anglo American, Kumba and Avmin have a number of complementary business interests in heavy minerals, coal, gold and base metals, which may also offer further scope to unlock value for all stakeholders.

Tony Trahar, Chief Executive of Anglo American said, "These transactions provide Anglo American with a meaningful interest in both companies and a strategic entry point into the iron ore sector. We enjoy a constructive working relationship with the management of Kumba and Avmin, together with the South African Government, and look forward to continuing to work together to unlock the full potential of these assets and resources. This development will be of great benefit to the economy of South Africa as a whole, particularly at a time when the country is seeking to stimulate growth and development and will provide employment opportunities and boost foreign exchange earnings through exports. It will also provide opportunities for advancing meaningful and sustainable black economic empowerment."

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)
Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of R14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia. The group structure of Kumba is as follows:-


KUMBA RESOURCES LIMITED
SISHEN MINE
THABAZIMBI MINE
HOPE DOWNS PROJECT
SISHEN IRON ORE COMPANY
WELGEVONDEN PROJECT
BASE METALS
ZINCOR
ROSH PINAH MINE
HEAVY MINERALS
TICOR SA
IHM HEAVY MINERALS
TISCOR
TICOR (AUS)
MINERAL DEPOSITS
COAL
GROOTEGELUK MINE
LEEUWPAN MINE
TSHIKONDENI MINE
OTHER INVESTMENTS AND ASSETS
AST GROUP
MINCOR RESOURCES
INDUSTRIAL MINERALS

Iron ore is produced at two of its South African mines, Sishen Iron Ore Mine and Thabazimbi Iron Ore Mine. Total Iron Ore output is 25 million tons, of which 19 million tons is exported. Kumba has one of the world's largest reserves of high quality lump iron ore, with reserves of more than 800 million tons. Several high potential feasibility

studies, at various stages of completion, are currently being conducted with a view to geographic expansion aimed at strengthening the company's iron ore asset base. These include the iron ore projects of Hope Downs in Australia (25 million tons a year) and Welgevonden (10 million tons a year) in South Africa (near Sishen).

Kumba operates the largest open cast **coal** mine in South Africa and the largest coal beneficiation facility in the world. The company's total coal production is mined at three collieries in South Africa – Grootegeluk and Tshikondeni and Leeuwpan. These collieries produce a total of 16.5 million tons of coal per annum and are the lowest cost producers in South Africa.

Base metals assets consist of a 95% interest and management control of Namibian based Rosh Pinah **Zinc** Mine which produces 73,000 tons of zinc concentrate and 25,000 tons of lead concentrate per annum. The zinc concentrate is used in the company's zinc refinery, Zincor (situated in South Africa) which produces 110,000 tons of refined zinc and 170,000 tons of sulphuric acid per annum. Zincor is one of the world's lowest cost refineries of zinc metal.

The company's **Heavy Minerals** assets comprise of a 46.8% stake in Ticor Limited and 60% of the Ticor SA Heavy Minerals Project on the east coast of South Africa. Ticor Limited is an Australian based minerals sands producer and owns the remaining 40% of Ticor SA. The latter, which is in the commissioning stage, will consist of a mine at Hillendale and a smelter both in the Kwa-Zulu Natal Province. The operation is expected to produce 250,000 tons of titanium slag per year by 2005, as well as zircon, leucoxene and rutile.

Avmin (www.avmin.co.za)
Map: Refer to the website http://www.avmin.co.za/operations/

Anglovaal Mining Limited ("Avmin") is a diversified mining and development company with a wide range of mining assets. It is listed on both the JSE and the LSE with a market capitalisation of approximately R3.8 billion (US$ 317.6 million). Avmin's operations are divided into Ferrous Metals, Base Metals and Precious Metals. The group structure of Avmin is as follows:


Anglovaal Mining Limited
Ferrous Metals
Assmang 50%
Assore 9%
Base Metals
Chambishi Metals 90%
Nkomati 75%
Precious Metals
Avgold 56%
Two Rivers Platinum 55%

Assmang Limited is listed on the JSE and operates in three divisions – manganese, iron ore and chrome. Assmang mines one of the world's highest grade and largest

manganese deposits and produces manganese alloys in its own smelter. A new shaft, which is expected to be commissioned in 2003, will reduce costs and extend the life of the manganese mine by over 20 years at 1.5 million tons a year. Assmang exports over 5 million tons of iron ore per annum and there are major synergies with the Kumba operations. Assmang is expected to produce over 300,000 tons of chrome alloy a year after the recent ferro-chrome expansion was successfully commissioned on schedule. The chrome ore feed is from Assmang's chrome mine, one of the lowest cost producers in South Africa.

Assore Limited is a mining holding company listed on the JSE primarily engaged in ventures involving base minerals and metals. Its principal asset is a 45.7% stake in Assmang.

Chambishi Metals plc, based in Zambia, toll refines cobalt concentrates for Konkola Copper Mines and Mopani as well as treating slag from the Nkana dump, which it owns. Copper and sulphuric acid are by-products of production. Chambishi is expected to become the world's largest primary cobalt producer.

The **Nkomati Nickel** mine is a joint venture with Anglo American, which owns the remaining 25%. Nkomati is South Africa's only primary nickel producer and is one of the world's lowest-cost producers of nickel. The mine produces over 4,000 tons of nickel a year with copper, cobalt and platinum group metals ("PGM's") as by-products. The capital cost to construct this mine was paid back within two years. A major expansion decision is to be made in the upcoming months, which will increase production to over 18,000 tons of nickel and about 80,000oz of PGM's per annum.

Avgold Limited is listed on the JSE and operates the ETC gold mine, which produces 100,000oz a year. Avgold's Target mine has recently been commissioned ahead of schedule and under budget and is expected to have a cash cost of less than US$ 150/oz by 2003. Target is South Africa's greatest unexploited gold resource and is expected to produce 350,000oz of gold per annum with the possibility of increasing production to over 500,000oz a year for the next 40 years.

Avmin (55%) has formed a joint venture with Impala Platinum Holdings Limited (45%) called **Two Rivers Platinum (Proprietary) Limited**. The mine is expected to produce between 160,000 and 170,000 ounces of platinum group metals per annum and has a mine life of approximately 20 years.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc acquires strategic holdings in Kumba and Avmin

Anglo American plc ("Anglo American") is pleased to announce the acquisition, subject to appropriate regulatory approvals, of significant shareholdings in Kumba Resources Limited ("Kumba") and Anglovaal Mining Limited ("Avmin") which will:

- further its strategic objective of securing a meaningful interest in the iron ore sector;
- accelerate the development of a world-class South African based iron ore champion; and
- help to develop fully South Africa's iron ore potential.

Anglo American has acquired:
1. 9.6% of Kumba in open market transactions, together with the right to acquire a further 10.5% of Kumba making 20.1% in total for a total cash consideration of R2.4 billion (US$220 million), equivalent to R40.61 per Kumba share; and
2. 34.9% of Avmin for a total cash consideration of R1.6 billion (US$145 million), equivalent to R41.08 per Avmin share.

As a global mining and natural resources company, Anglo American has sought for some time to strengthen its existing mining interests with a significant investment in the iron ore sector. Anglo American has strong confidence in the South African mining industry and therefore has decided to reinvest a significant portion of funds realised from the disposal of its non-core South African interests in these two South African mining companies. Kumba and Avmin, through Assmang Limited, have world-class iron ore portfolios, have attractive growth profiles, present good value and will together provide Anglo American with an effective US dollar/rand hedge.

Anglo American will be an anchor shareholder for both Kumba and Avmin and will support, and where possible facilitate, managements' growth strategies. In particular, Anglo American intends working with all stakeholders, including Kumba, Avmin, the South African Government and appropriate black economic empowerment groupings to:-

- realise the full growth potential of the Kalahari iron ore resource;

- help unlock the significant synergies of the Kalahari iron ore mines, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port facility; and
- facilitate meaningful black economic empowerment. Anglo American is currently in discussion with empowerment parties.

Anglo American is fully committed to use its financial and technical resources to grow the Kalahari iron ore mines and supporting infrastructure for the benefit of all stakeholders.

Anglo American, Kumba and Avmin have a number of complementary business interests in heavy minerals, coal, gold and base metals, which may also offer further scope to unlock value for all stakeholders.

Tony Trahar, Chief Executive of Anglo American said, "These transactions provide Anglo American with a meaningful interest in both companies and a strategic entry point into the iron ore sector. We enjoy a constructive working relationship with the management of Kumba and Avmin, together with the South African Government, and look forward to continuing to work together to unlock the full potential of these assets and resources. This development will be of great benefit to the economy of South Africa as a whole, particularly at a time when the country is seeking to stimulate growth and development and will provide employment opportunities and boost foreign exchange earnings through exports. It will also provide opportunities for advancing meaningful and sustainable black economic empowerment."

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)
Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations' .

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of R14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia. The group structure of Kumba is as follows:-



KUMBA RESOURCES LIMITED
SISHEN MINE
100%
THABAZIMBI MINE
100%
HOPE DOWNS PROJECT
50%
SISHEN IRON ORE COMPANY
100%
WELGEVONDEN PROJECT
100%
GROOTEGELUK MINE
100%
LEEUWPAN MINE
100%
TSHIKONDENI MINE
100%
COAL
100%
BASE METALS
100%
ZINCOR
100%
ROSH PINAH MINE
95%
HEAVY MINERALS
100%
TICOR SA
60%
IHM HEAVY MINERALS
100%
TISCOR
100%
MINERAL DEPOSITS
15%
TICOR (AUS)
47%
OTHER INVESTMENTS AND ASSETS
AST GROUP
32%
MINCOR RESOURCES
35%
INDUSTRIAL MINERALS
100%

Iron ore is produced at two of its South African mines, Sishen Iron Ore Mine and Thabazimbi Iron Ore Mine. Total Iron Ore output is 25 million tons, of which 19 million tons is exported. Kumba has one of the world's largest reserves of high quality lump iron ore, with reserves of more than 800 million tons. Several high potential feasibility

studies, at various stages of completion, are currently being conducted with a view to geographic expansion aimed at strengthening the company's iron ore asset base. These include the iron ore projects of Hope Downs in Australia (25 million tons a year) and Welgevonden (10 million tons a year) in South Africa (near Sishen).

Kumba operates the largest open cast **coal** mine in South Africa and the largest coal beneficiation facility in the world. The company's total coal production is mined at three collieries in South Africa – Grootegeluk and Tshikondeni and Leeuwpan. These collieries produce a total of 16.5 million tons of coal per annum and are the lowest cost producers in South Africa.

Base metals assets consist of a 95% interest and management control of Namibian based Rosh Pinah **Zinc** Mine which produces 73,000 tons of zinc concentrate and 25,000 tons of lead concentrate per annum. The zinc concentrate is used in the company's zinc refinery, Zincor (situated in South Africa) which produces 110,000 tons of refined zinc and 170,000 tons of sulphuric acid per annum. Zincor is one of the world's lowest cost refineries of zinc metal.

The company's **Heavy Minerals** assets comprise of a 46.8% stake in Ticor Limited and 60% of the Ticor SA Heavy Minerals Project on the east coast of South Africa. Ticor Limited is an Australian based minerals sands producer and owns the remaining 40% of Ticor SA. The latter, which is in the commissioning stage, will consist of a mine at Hillendale and a smelter both in the Kwa-Zulu Natal Province. The operation is expected to produce 250,000 tons of titanium slag per year by 2005, as well as zircon, leucoxene and rutile.

Avmin (www.avmin.co.za)
Map: Refer to the website http://www.avmin.co.za/operations/

Anglovaal Mining Limited ("Avmin") is a diversified mining and development company with a wide range of mining assets. It is listed on both the JSE and the LSE with a market capitalisation of approximately R3.8 billion (US$ 317.6 million). Avmin's operations are divided into Ferrous Metals, Base Metals and Precious Metals. The group structure of Avmin is as follows:



Anglovaal Mining Limited
Ferrous Metals
Assmang 50%
Assore 9%
Base Metals
Chambishi Metals 90%
Nkomati 75%
Precious Metals
Avgold 56%
Two Rivers Platinum 55%

Assmang Limited is listed on the JSE and operates in three divisions – manganese, iron ore and chrome. Assmang mines one of the world's highest grade and largest

manganese deposits and produces manganese alloys in its own smelter. A new shaft, which is expected to be commissioned in 2003, will reduce costs and extend the life of the manganese mine by over 20 years at 1.5 million tons a year. Assmang exports over 5 million tons of iron ore per annum and there are major synergies with the Kumba operations. Assmang is expected to produce over 300,000 tons of chrome alloy a year after the recent ferro-chrome expansion was successfully commissioned on schedule. The chrome ore feed is from Assmang's chrome mine, one of the lowest cost producers in South Africa.

Assore Limited is a mining holding company listed on the JSE primarily engaged in ventures involving base minerals and metals. Its principal asset is a 45.7% stake in Assmang.

Chambishi Metals plc, based in Zambia, toll refines cobalt concentrates for Konkola Copper Mines and Mopani as well as treating slag from the Nkana dump, which it owns. Copper and sulphuric acid are by-products of production. Chambishi is expected to become the world's largest primary cobalt producer.

The **Nkomati Nickel** mine is a joint venture with Anglo American, which owns the remaining 25%. Nkomati is South Africa's only primary nickel producer and is one of the world's lowest-cost producers of nickel. The mine produces over 4,000 tons of nickel a year with copper, cobalt and platinum group metals ("PGM's") as by-products. The capital cost to construct this mine was paid back within two years. A major expansion decision is to be made in the upcoming months, which will increase production to over 18,000 tons of nickel and about 80,000oz of PGM's per annum.

Avgold Limited is listed on the JSE and operates the ETC gold mine, which produces 100,000oz a year. Avgold's Target mine has recently been commissioned ahead of schedule and under budget and is expected to have a cash cost of less than US$ 150/oz by 2003. Target is South Africa's greatest unexploited gold resource and is expected to produce 350,000oz of gold per annum with the possibility of increasing production to over 500,000oz a year for the next 40 years.

Avmin (55%) has formed a joint venture with Impala Platinum Holdings Limited (45%) called **Two Rivers Platinum (Proprietary) Limited**. The mine is expected to produce between 160,000 and 170,000 ounces of platinum group metals per annum and has a mine life of approximately 20 years.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc acquires strategic holdings in Kumba and Avmin

Anglo American plc ("Anglo American") is pleased to announce the acquisition, subject to appropriate regulatory approvals, of significant shareholdings in Kumba Resources Limited ("Kumba") and Anglovaal Mining Limited ("Avmin") which will:

- further its strategic objective of securing a meaningful interest in the iron ore sector;
- accelerate the development of a world-class South African based iron ore champion; and
- help to develop fully South Africa's iron ore potential.

Anglo American has acquired:
1. 9.6% of Kumba in open market transactions, together with the right to acquire a further 10.5% of Kumba making 20.1% in total for a total cash consideration of R2.4 billion (US$220 million), equivalent to R40.61 per Kumba share; and
2. 34.9% of Avmin for a total cash consideration of R1.6 billion (US$145 million), equivalent to R41.08 per Avmin share.

As a global mining and natural resources company, Anglo American has sought for some time to strengthen its existing mining interests with a significant investment in the iron ore sector. Anglo American has strong confidence in the South African mining industry and therefore has decided to reinvest a significant portion of funds realised from the disposal of its non-core South African interests in these two South African mining companies. Kumba and Avmin, through Assmang Limited, have world-class iron ore portfolios, have attractive growth profiles, present good value and will together provide Anglo American with an effective US dollar/rand hedge.

Anglo American will be an anchor shareholder for both Kumba and Avmin and will support, and where possible facilitate, managements' growth strategies. In particular, Anglo American intends working with all stakeholders, including Kumba, Avmin, the South African Government and appropriate black economic empowerment groupings to:-

- realise the full growth potential of the Kalahari iron ore resource;

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

- help unlock the significant synergies of the Kalahari iron ore mines, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port facility; and
- facilitate meaningful black economic empowerment. Anglo American is currently in discussion with empowerment parties.

Anglo American is fully committed to use its financial and technical resources to grow the Kalahari iron ore mines and supporting infrastructure for the benefit of all stakeholders.

Anglo American, Kumba and Avmin have a number of complementary business interests in heavy minerals, coal, gold and base metals, which may also offer further scope to unlock value for all stakeholders.

Tony Trahar, Chief Executive of Anglo American said, "These transactions provide Anglo American with a meaningful interest in both companies and a strategic entry point into the iron ore sector. We enjoy a constructive working relationship with the management of Kumba and Avmin, together with the South African Government, and look forward to continuing to work together to unlock the full potential of these assets and resources. This development will be of great benefit to the economy of South Africa as a whole, particularly at a time when the country is seeking to stimulate growth and development and will provide employment opportunities and boost foreign exchange earnings through exports. It will also provide opportunities for advancing meaningful and sustainable black economic empowerment."

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Kumba (www.kumbaresources.co.za)
Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations'.

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of R14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia. The group structure of Kumba is as follows:-


KUMBA RESOURCES LIMITED
SISHEN MINE
100%
THABAZIMBI MINE
100%
SISHEN IRON ORE COMPANY
100%
HOPE DOWNS PROJECT
50%
100%
WELGEVONDEN PROJECT
100%
BASE METALS
100%
ZINCOR
95%
ROSH PINAH MINE
GROOTEGELUK MINE
100%
LEEUWPAN MINE
100%
COAL
100%
TSHIKONDENI MINE
100%
HEAVY MINERALS
100%
60%
TICOR SA
100%
IHM HEAVY MINERALS
100%
TISCOR
15%
47%
MINERAL DEPOSITS
TICOR (AUS)
OTHER INVESTMENTS AND ASSETS
32%
35%
100%
AST GROUP
MINCOR RESOURCES
INDUSTRIAL MINERALS

Iron ore is produced at two of its South African mines, Sishen Iron Ore Mine and Thabazimbi Iron Ore Mine. Total Iron Ore output is 25 million tons, of which 19 million tons is exported. Kumba has one of the world's largest reserves of high quality lump iron ore, with reserves of more than 800 million tons. Several high potential feasibility

studies, at various stages of completion, are currently being conducted with a view to geographic expansion aimed at strengthening the company's iron ore asset base. These include the iron ore projects of Hope Downs in Australia (25 million tons a year) and Welgevonden (10 million tons a year) in South Africa (near Sishen).

Kumba operates the largest open cast **coal** mine in South Africa and the largest coal beneficiation facility in the world. The company's total coal production is mined at three collieries in South Africa – Grootegeluk and Tshikondeni and Leeuwpan. These collieries produce a total of 16.5 million tons of coal per annum and are the lowest cost producers in South Africa.

Base metals assets consist of a 95% interest and management control of Namibian based Rosh Pinah **Zinc** Mine which produces 73,000 tons of zinc concentrate and 25,000 tons of lead concentrate per annum. The zinc concentrate is used in the company's zinc refinery, Zincor (situated in South Africa) which produces 110,000 tons of refined zinc and 170,000 tons of sulphuric acid per annum. Zincor is one of the world's lowest cost refineries of zinc metal.

The company's **Heavy Minerals** assets comprise of a 46.8% stake in Ticor Limited and 60% of the Ticor SA Heavy Minerals Project on the east coast of South Africa. Ticor Limited is an Australian based minerals sands producer and owns the remaining 40% of Ticor SA. The latter, which is in the commissioning stage, will consist of a mine at Hillendale and a smelter both in the Kwa-Zulu Natal Province. The operation is expected to produce 250,000 tons of titanium slag per year by 2005, as well as zircon, leucoxene and rutile.

Avmin (www.avmin.co.za)
Map: Refer to the website http://www.avmin.co.za/operations/

Anglovaal Mining Limited ("Avmin") is a diversified mining and development company with a wide range of mining assets. It is listed on both the JSE and the LSE with a market capitalisation of approximately R3.8 billion (US$ 317.6 million). Avmin's operations are divided into Ferrous Metals, Base Metals and Precious Metals. The group structure of Avmin is as follows:


Anglovaal Mining Limited
Ferrous Metals
Assmang 50%
Assore 9%
Base Metals
Chambishi Metals 90%
Nkomati 75%
Precious Metals
Avgold 56%
Two Rivers Platinum 55%

Assmang Limited is listed on the JSE and operates in three divisions – manganese, iron ore and chrome. Assmang mines one of the world's highest grade and largest

manganese deposits and produces manganese alloys in its own smelter. A new shaft, which is expected to be commissioned in 2003, will reduce costs and extend the life of the manganese mine by over 20 years at 1.5 million tons a year. Assmang exports over 5 million tons of iron ore per annum and there are major synergies with the Kumba operations. Assmang is expected to produce over 300,000 tons of chrome alloy a year after the recent ferro-chrome expansion was successfully commissioned on schedule. The chrome ore feed is from Assmang's chrome mine, one of the lowest cost producers in South Africa.

Assore Limited is a mining holding company listed on the JSE primarily engaged in ventures involving base minerals and metals. Its principal asset is a 45.7% stake in Assmang.

Chambishi Metals plc, based in Zambia, toll refines cobalt concentrates for Konkola Copper Mines and Mopani as well as treating slag from the Nkana dump, which it owns. Copper and sulphuric acid are by-products of production. Chambishi is expected to become the world's largest primary cobalt producer.

The **Nkomati Nickel** mine is a joint venture with Anglo American, which owns the remaining 25%. Nkomati is South Africa's only primary nickel producer and is one of the world's lowest-cost producers of nickel. The mine produces over 4,000 tons of nickel a year with copper, cobalt and platinum group metals ("PGM's") as by-products. The capital cost to construct this mine was paid back within two years. A major expansion decision is to be made in the upcoming months, which will increase production to over 18,000 tons of nickel and about 80,000oz of PGM's per annum.

Avgold Limited is listed on the JSE and operates the ETC gold mine, which produces 100,000oz a year. Avgold's Target mine has recently been commissioned ahead of schedule and under budget and is expected to have a cash cost of less than US$ 150/oz by 2003. Target is South Africa's greatest unexploited gold resource and is expected to produce 350,000oz of gold per annum with the possibility of increasing production to over 500,000oz a year for the next 40 years.

Avmin (55%) has formed a joint venture with Impala Platinum Holdings Limited (45%) called **Two Rivers Platinum (Proprietary) Limited**. The mine is expected to produce between 160,000 and 170,000 ounces of platinum group metals per annum and has a mine life of approximately 20 years.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc acquires strategic holdings in Kumba and Avmin

Anglo American plc ("Anglo American") is pleased to announce the acquisition, subject to appropriate regulatory approvals, of significant shareholdings in Kumba Resources Limited ("Kumba") and Anglovaal Mining Limited ("Avmin") which will:

- further its strategic objective of securing a meaningful interest in the iron ore sector;
- accelerate the development of a world-class South African based iron ore champion; and
- help to develop fully South Africa's iron ore potential.

Anglo American has acquired:
1. 9.6% of Kumba in open market transactions, together with the right to acquire a further 10.5% of Kumba making 20.1% in total for a total cash consideration of R2.4 billion (US$220 million), equivalent to R40.61 per Kumba share; and
2. 34.9% of Avmin for a total cash consideration of R1.6 billion (US$145 million), equivalent to R41.08 per Avmin share.

As a global mining and natural resources company, Anglo American has sought for some time to strengthen its existing mining interests with a significant investment in the iron ore sector. Anglo American has strong confidence in the South African mining industry and therefore has decided to reinvest a significant portion of funds realised from the disposal of its non-core South African interests in these two South African mining companies. Kumba and Avmin, through Assmang Limited, have world-class iron ore portfolios, have attractive growth profiles, present good value and will together provide Anglo American with an effective US dollar/rand hedge.

Anglo American will be an anchor shareholder for both Kumba and Avmin and will support, and where possible facilitate, managements' growth strategies. In particular, Anglo American intends working with all stakeholders, including Kumba, Avmin, the South African Government and appropriate black economic empowerment groupings to:-

- realise the full growth potential of the Kalahari iron ore resource;

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

- help unlock the significant synergies of the Kalahari iron ore mines, together with Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port facility; and
- facilitate meaningful black economic empowerment. Anglo American is currently in discussion with empowerment parties.

Anglo American is fully committed to use its financial and technical resources to grow the Kalahari iron ore mines and supporting infrastructure for the benefit of all stakeholders.

Anglo American, Kumba and Avmin have a number of complementary business interests in heavy minerals, coal, gold and base metals, which may also offer further scope to unlock value for all stakeholders.

Tony Trahar, Chief Executive of Anglo American said, "These transactions provide Anglo American with a meaningful interest in both companies and a strategic entry point into the iron ore sector. We enjoy a constructive working relationship with the management of Kumba and Avmin, together with the South African Government, and look forward to continuing to work together to unlock the full potential of these assets and resources. This development will be of great benefit to the economy of South Africa as a whole, particularly at a time when the country is seeking to stimulate growth and development and will provide employment opportunities and boost foreign exchange earnings through exports. It will also provide opportunities for advancing meaningful and sustainable black economic empowerment."

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

<u>**Kumba**</u> (www.kumbaresources.co.za)
Map: Refer to the website http://www.kumbaresources.co.za and then to 'Locations'.

Kumba Resources Limited ("Kumba") is listed on the JSE with a market capitalisation of R14.2 billion (US$ 1.2 billion).

Kumba manages a portfolio of valuable world-class and potentially world-class assets, which ensures that the company enjoys a leading international position in the global minerals and metals arena. It has interests in Iron Ore, Heavy Minerals, Base Metals, Coal and Industrial Minerals and spans three continents rich in natural resources: Africa, Australia and Asia. The group structure of Kumba is as follows:-


KUMBA RESOURCES LIMITED
SISHEN MINE
100%
THABAZIMBI MINE
100%
HOPE DOWNS PROJECT
50%
SISHEN IRON ORE COMPANY
100%
WELGEVONDEN PROJECT
100%
100%
BASE METALS
100%
ZINCOR
95%
ROSH PINAH MINE
GROOTEGELUK MINE
100%
LEEUWPAN MINE
100%
TSHIKONDENI MINE
100%
COAL
100%
100%
HEAVY MINERALS
60%
TICOR SA
100%
IHM HEAVY MINERALS
100%
TISCOR
15%
MINERAL DEPOSITS
47%
TICOR (AUS)
OTHER INVESTMENTS AND ASSETS
32%
AST GROUP
35%
MINCOR RESOURCES
100%
INDUSTRIAL MINERALS

Iron ore is produced at two of its South African mines, Sishen Iron Ore Mine and Thabazimbi Iron Ore Mine. Total Iron Ore output is 25 million tons, of which 19 million tons is exported. Kumba has one of the world's largest reserves of high quality lump iron ore, with reserves of more than 800 million tons. Several high potential feasibility

studies, at various stages of completion, are currently being conducted with a view to geographic expansion aimed at strengthening the company's iron ore asset base. These include the iron ore projects of Hope Downs in Australia (25 million tons a year) and Welgevonden (10 million tons a year) in South Africa (near Sishen).

Kumba operates the largest open cast **coal** mine in South Africa and the largest coal beneficiation facility in the world. The company's total coal production is mined at three collieries in South Africa – Grootegeluk and Tshikondeni and Leeuwpan. These collieries produce a total of 16.5 million tons of coal per annum and are the lowest cost producers in South Africa.

Base metals assets consist of a 95% interest and management control of Namibian based Rosh Pinah **Zinc** Mine which produces 73,000 tons of zinc concentrate and 25,000 tons of lead concentrate per annum. The zinc concentrate is used in the company's zinc refinery, Zincor (situated in South Africa) which produces 110,000 tons of refined zinc and 170,000 tons of sulphuric acid per annum. Zincor is one of the world's lowest cost refineries of zinc metal.

The company's **Heavy Minerals** assets comprise of a 46.8% stake in Ticor Limited and 60% of the Ticor SA Heavy Minerals Project on the east coast of South Africa. Ticor Limited is an Australian based minerals sands producer and owns the remaining 40% of Ticor SA. The latter, which is in the commissioning stage, will consist of a mine at Hillendale and a smelter both in the Kwa-Zulu Natal Province. The operation is expected to produce 250,000 tons of titanium slag per year by 2005, as well as zircon, leucoxene and rutile.

Avmin (www.avmin.co.za)
Map: Refer to the website http://www.avmin.co.za/operations/

Anglovaal Mining Limited ("Avmin") is a diversified mining and development company with a wide range of mining assets. It is listed on both the JSE and the LSE with a market capitalisation of approximately R3.8 billion (US$ 317.6 million). Avmin's operations are divided into Ferrous Metals, Base Metals and Precious Metals. The group structure of Avmin is as follows:


Anglovaal Mining Limited
Ferrous Metals
Assmang 50%
Assore 9%
Base Metals
Chambishi Metals 90%
Nkomati 75%
Precious Metals
Avgold 56%
Two Rivers Platinum 55%

Assmang Limited is listed on the JSE and operates in three divisions – manganese, iron ore and chrome. Assmang mines one of the world's highest grade and largest

manganese deposits and produces manganese alloys in its own smelter. A new shaft, which is expected to be commissioned in 2003, will reduce costs and extend the life of the manganese mine by over 20 years at 1.5 million tons a year. Assmang exports over 5 million tons of iron ore per annum and there are major synergies with the Kumba operations. Assmang is expected to produce over 300,000 tons of chrome alloy a year after the recent ferro-chrome expansion was successfully commissioned on schedule. The chrome ore feed is from Assmang's chrome mine, one of the lowest cost producers in South Africa.

Assore Limited is a mining holding company listed on the JSE primarily engaged in ventures involving base minerals and metals. Its principal asset is a 45.7% stake in Assmang.

Chambishi Metals plc, based in Zambia, toll refines cobalt concentrates for Konkola Copper Mines and Mopani as well as treating slag from the Nkana dump, which it owns. Copper and sulphuric acid are by-products of production. Chambishi is expected to become the world's largest primary cobalt producer.

The **Nkomati Nickel** mine is a joint venture with Anglo American, which owns the remaining 25%. Nkomati is South Africa's only primary nickel producer and is one of the world's lowest-cost producers of nickel. The mine produces over 4,000 tons of nickel a year with copper, cobalt and platinum group metals ("PGM's") as by-products. The capital cost to construct this mine was paid back within two years. A major expansion decision is to be made in the upcoming months, which will increase production to over 18,000 tons of nickel and about 80,000oz of PGM's per annum.

Avgold Limited is listed on the JSE and operates the ETC gold mine, which produces 100,000oz a year. Avgold's Target mine has recently been commissioned ahead of schedule and under budget and is expected to have a cash cost of less than US$ 150/oz by 2003. Target is South Africa's greatest unexploited gold resource and is expected to produce 350,000oz of gold per annum with the possibility of increasing production to over 500,000oz a year for the next 40 years.

Avmin (55%) has formed a joint venture with Impala Platinum Holdings Limited (45%) called **Two Rivers Platinum (Proprietary) Limited**. The mine is expected to produce between 160,000 and 170,000 ounces of platinum group metals per annum and has a mine life of approximately 20 years.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc - board changes

Anglo American plc ("Anglo American") announces that Göran Lindahl, a non-executive director, has today informed the board of directors that he has decided to step down as Deputy Chairman and Chairman-elect of Anglo American. Mr Lindahl will remain as a non-executive director of Anglo American.

Julian Ogilvie Thompson, who was due to retire from the board of Anglo American on May 10 2002 following the Annual General Meeting, has been invited, and agreed, to continue as non-executive Chairman until a successor is appointed. The process of identifying a successor has been set in motion.

Julian Ogilvie Thompson commented: 'Göran Lindahl has kept me and Sir David Scholey, our senior independent non-executive director, informed of developments throughout the ABB controversy. He indicated at an early stage, that if there were any risk of the Company becoming associated with negative perceptions, he would not wish to assume the Chairmanship of Anglo American. We were pleased that our due diligence confirmed that no blame for any irregularity falls to Göran Lindahl in this matter. Accordingly, whilst accepting his judgement, the Board is delighted that he will continue to make his expertise and knowledge available as a non-executive director.

Göran Lindahl commented: 'I have taken the decision not to allow my name to go forward for the Chairmanship of Anglo American with great regret. However, I am determined that the Company should not become distracted by becoming involved in matters connected with my former employment. I feel that the outstanding team at Anglo American, whom I have got to know over the last six months, deserve better than that. I am glad, however, that I shall play a role in the future direction of the Company, as a member of the Board.'

Enquiries to:

London		Johannesburg	
Edward Bickham	020 7698 8547	Anne Dunn	+27 11 638 4730
Kate Aindow	020 7698 8619		

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc - board changes

Anglo American plc ("Anglo American") announces that Göran Lindahl, a non-executive director, has today informed the board of directors that he has decided to step down as Deputy Chairman and Chairman-elect of Anglo American. Mr Lindahl will remain as a non-executive director of Anglo American.

Julian Ogilvie Thompson, who was due to retire from the board of Anglo American on May 10 2002 following the Annual General Meeting, has been invited, and agreed, to continue as non-executive Chairman until a successor is appointed. The process of identifying a successor has been set in motion.

Julian Ogilvie Thompson commented: 'Göran Lindahl has kept me and Sir David Scholey, our senior independent non-executive director, informed of developments throughout the ABB controversy. He indicated at an early stage, that if there were any risk of the Company becoming associated with negative perceptions, he would not wish to assume the Chairmanship of Anglo American. We were pleased that our due diligence confirmed that no blame for any irregularity falls to Göran Lindahl in this matter. Accordingly, whilst accepting his judgement, the Board is delighted that he will continue to make his expertise and knowledge available as a non-executive director.

Göran Lindahl commented: 'I have taken the decision not to allow my name to go forward for the Chairmanship of Anglo American with great regret. However, I am determined that the Company should not become distracted by becoming involved in matters connected with my former employment. I feel that the outstanding team at Anglo American, whom I have got to know over the last six months, deserve better than that. I am glad, however, that I shall play a role in the future direction of the Company, as a member of the Board.'

Enquiries to:

London		Johannesburg	
Edward Bickham	020 7698 8547	Anne Dunn	+27 11 638 4730
Kate Aindow	020 7698 8619		

Anglo American plc

20 Carlton House Terrace London SW1Y 5AN United Kingdom

Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk

www.angloamerican.co.uk

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

News Release

12 March 2002

Anglo American plc - board changes

Anglo American plc ("Anglo American") announces that Göran Lindahl, a non-executive director, has today informed the board of directors that he has decided to step down as Deputy Chairman and Chairman-elect of Anglo American. Mr Lindahl will remain as a non-executive director of Anglo American.

Julian Ogilvie Thompson, who was due to retire from the board of Anglo American on May 10 2002 following the Annual General Meeting, has been invited, and agreed, to continue as non-executive Chairman until a successor is appointed. The process of identifying a successor has been set in motion.

Julian Ogilvie Thompson commented: 'Göran Lindahl has kept me and Sir David Scholey, our senior independent non-executive director, informed of developments throughout the ABB controversy. He indicated at an early stage, that if there were any risk of the Company becoming associated with negative perceptions, he would not wish to assume the Chairmanship of Anglo American. We were pleased that our due diligence confirmed that no blame for any irregularity falls to Göran Lindahl in this matter. Accordingly, whilst accepting his judgement, the Board is delighted that he will continue to make his expertise and knowledge available as a non-executive director.

Göran Lindahl commented: 'I have taken the decision not to allow my name to go forward for the Chairmanship of Anglo American with great regret. However, I am determined that the Company should not become distracted by becoming involved in matters connected with my former employment. I feel that the outstanding team at Anglo American, whom I have got to know over the last six months, deserve better than that. I am glad, however, that I shall play a role in the future direction of the Company, as a member of the Board.'

Enquiries to:

London		Johannesburg	
Edward Bickham	020 7698 8547	Anne Dunn	+27 11 638 4730
Kate Aindow	020 7698 8619		

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc - board changes

Anglo American plc ("Anglo American") announces that Göran Lindahl, a non-executive director, has today informed the board of directors that he has decided to step down as Deputy Chairman and Chairman-elect of Anglo American. Mr Lindahl will remain as a non-executive director of Anglo American.

Julian Ogilvie Thompson, who was due to retire from the board of Anglo American on May 10 2002 following the Annual General Meeting, has been invited, and agreed, to continue as non-executive Chairman until a successor is appointed. The process of identifying a successor has been set in motion.

Julian Ogilvie Thompson commented: 'Göran Lindahl has kept me and Sir David Scholey, our senior independent non-executive director, informed of developments throughout the ABB controversy. He indicated at an early stage, that if there were any risk of the Company becoming associated with negative perceptions, he would not wish to assume the Chairmanship of Anglo American. We were pleased that our due diligence confirmed that no blame for any irregularity falls to Göran Lindahl in this matter. Accordingly, whilst accepting his judgement, the Board is delighted that he will continue to make his expertise and knowledge available as a non-executive director.

Göran Lindahl commented: 'I have taken the decision not to allow my name to go forward for the Chairmanship of Anglo American with great regret. However, I am determined that the Company should not become distracted by becoming involved in matters connected with my former employment. I feel that the outstanding team at Anglo American, whom I have got to know over the last six months, deserve better than that. I am glad, however, that I shall play a role in the future direction of the Company, as a member of the Board.'

Enquiries to:

London		Johannesburg	
Edward Bickham	020 7698 8547	Anne Dunn	+27 11 638 4730
Kate Aindow	020 7698 8619		

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

12 March 2002

Anglo American plc - board changes

Anglo American plc ("Anglo American") announces that Göran Lindahl, a non-executive director, has today informed the board of directors that he has decided to step down as Deputy Chairman and Chairman-elect of Anglo American. Mr Lindahl will remain as a non-executive director of Anglo American.

Julian Ogilvie Thompson, who was due to retire from the board of Anglo American on May 10 2002 following the Annual General Meeting, has been invited, and agreed, to continue as non-executive Chairman until a successor is appointed. The process of identifying a successor has been set in motion.

Julian Ogilvie Thompson commented: Göran Lindahl has kept me and Sir David Scholey, our senior independent non-executive director, informed of developments throughout the ABB controversy. He indicated at an early stage, that if there were any risk of the Company becoming associated with negative perceptions, he would not wish to assume the Chairmanship of Anglo American. We were pleased that our due diligence confirmed that no blame for any irregularity falls to Göran Lindahl in this matter. Accordingly, whilst accepting his judgement, the Board is delighted that he will continue to make his expertise and knowledge available as a non-executive director.

Göran Lindahl commented: 'I have taken the decision not to allow my name to go forward for the Chairmanship of Anglo American with great regret. However, I am determined that the Company should not become distracted by becoming involved in matters connected with my former employment. I feel that the outstanding team at Anglo American, whom I have got to know over the last six months, deserve better than that. I am glad, however, that I shall play a role in the future direction of the Company, as a member of the Board.'

Enquiries to:

London		Johannesburg	
Edward Bickham	020 7698 8547	Anne Dunn	+27 11 638 4730
Kate Aindow	020 7698 8619		

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Note to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

13 March 2002

Anglo American plc ("Anglo American") reports a robust performance for 2001 despite challenging market conditions

- Net earnings for 2001 up by 62% to $3,176 million reflecting exceptional gains arising from the De Beers transaction and the continuing disposal of non core assets;

- After adjusting for disposals and structural changes and despite weaker prices for most of our products, headline earnings from continuing businesses increased by 4%, following the successful integration of recent acquisitions and reflecting strong performances by Platinum, Coal, Gold, Industrial Minerals and Forest Products;

- Headline earnings per share declined 6% reflecting further disposals in Industries and Financial Services, elimination of the De Beers cross-holding and cancellation of 10% of the company's shares in issue;

- Final dividend of 34 US cents, giving an increased total dividend for 2001 of 49 US cents per ordinary share, an increase of 3% on 2000;

- Continued focus on restructuring - elimination of the cross-holding between Anglo American and De Beers and the increase in Anglo American's interest in De Beers to 45%;

- Operating profit margin before exceptional items increases to 17.1% - record operating profit in five major businesses;

- Further progress on cost savings and efficiency initiatives across the Group realises $275 million in 2001, containing cost increases to $56 million (0.4%).

HIGHLIGHTS FOR YEAR ENDED 31 DECEMBER 2001 $ million except per share amounts	2001	(1) 2000	Change
Group turnover & share of turnover of joint ventures & associates	**19,282**	20,570	(6) %
Total operating profit before operating exceptional items	**3,300**	3,480	(5) %
Operating profit before exceptional items : turnover	**17.1%**	16.9%	-
Total operating profit	**2,787**	3,214	(13) %
Net earnings for the financial year	**3,176**	1,957	62 %
Headline earnings for the financial year	**1,770**	2,000	(12) %
Headline earnings - continuing businesses (2)	**1,728**	1,664	4 %
Total earnings per share ($)	**2.15**	1.25	72 %
Headline earnings per share ($)	**1.20**	1.28	(6) %
Dividend per share (US cents)	**49**	47.5	3%
Weighted number of shares in issue (million)	**1,474**	1,567	-

(1) includes 12 months of De Beers cross-holding and equity earnings from FirstRand

(2) Headline earnings adjusted for structural changes (De Beers) and major disposals in Industries and Financial Services

see note 6 for basis of calculation of headline earnings

Tony Trahar, Chief Executive, said

"The past year was one of substantial progress for Anglo American. We continued to deliver against our strategy on a number of fronts with the achievement of enhanced shareholder value as our key objective. The major milestone was the successful removal of the Anglo American/De Beers cross holding and the resultant cancellation of 10% of our shares in issue.

In a year characterised by difficult economic conditions and substantially weaker prices for most commodities, after adjusting for disposals and restructuring, the Group recorded a 4% increase in headline earnings from its continuing businesses reflecting strong performances from Platinum, Coal, Gold, Industrial Minerals and Forest Products. It is pleasing that the operating profit margin increased: this robust performance demonstrates the strength of Anglo American's diverse earnings base and the quality of our assets.

We made substantial progress in further driving down costs and improving efficiencies across the entire Group. Major initiatives on cost control and efficiencies yielded significant savings of $275 million and will continue to be a focus going forward. We have also delivered an impressive performance in integrating acquisitions into our core businesses.

While there are some signs of economic recovery, at this stage they seem more encouraging in the United States than in Europe and Japan. The trading environment for most of our products is likely to remain challenging. The Group will benefit from its diverse and competitive operations, particularly in low cost areas of production, and the significant capital projects that are presently in progress. We will continue to pursue further opportunities for expansion and growth."

Review of 2001

Despite difficult economic conditions, 2001 was another year of significant and continued progress in focusing and growing Anglo American's core businesses. The elimination of the cross-holding between Anglo American and De Beers in the first half of the year was a key element to the restructuring process and has brought substantial benefits to Anglo American. The major acquisitions made in 2000 in Coal, Industrial Minerals and Forest Products have been successfully integrated over the last year and are now making significant earnings contributions.

- **Tough trading environment during 2001:**
  Lower prices were experienced in most major commodities as the global economic slowdown affected many key markets. Base metals were severely affected, with average annual copper, nickel and zinc prices declining 13%, 31% and 21% respectively. Platinum Group Metal (PGM) prices also experienced a decline from the very high levels of 2000 with platinum falling 3% over the year. The effect of lower commodity prices was offset by weaker currencies, mainly the South African rand and the Australian dollar, which lowered local operating costs in US dollar terms by $454 million.

- **Strong contributions from major acquisitions made in 2000:**
  - Coal reported on the first full year contribution from the Australian coal assets and the interest in Cerrejón Zona Norte in Colombia which helped the division to record a 180% increase in headline earnings;
  - Industrial Minerals' 11% increase in headline earnings was due to substantial synergy benefits following the integration of Tarmac and the continuing programme of cost cutting and price improvements;
  - in Forest Products, improved productivity and further cost reductions reflected the successful integration of the European paper and packaging assets acquired in 2000. Operating profit increased to a record $522 million, although headline earnings were affected by increased debt levels.

- **Internal growth:**
  - five major gold projects costing $700 million are scheduled to come into production over the next 3 years;
  - the $2 billion platinum expansion to 3.5 million ounces per annum by 2006 is on schedule and two new mines will be commissioned in 2002;
  - in Colombia, the $500 million expansion project to raise coal production at Carbones del Cerrejón to 10 million tonnes a year should commence soon;
  - expansions and new projects currently underway in Base Metals total $890 million.

- **Transactions**:
  Since listing in May 1999, $4.1 billion has been realised from the disposal of assets. Disposals made in 2001 realised $1.9 billion and include:
  - interests in FirstRand, SA Breweries, Stanbic, AECI and Shaft Sinkers;
  - a 12.3% interest in Aracruz for $370 million;
  - a 7.1% stake in Billiton, acquired as a result of disposing of most of the Group's interest in FirstRand, for $754 million.

  Since May 1999, $7.4 billion has been invested in new businesses. Recent acquisitions include:
  - an increase in Anglo American's stake in Anglo Platinum from 50.1% at 2 March 2001 to 59.6% at 1 March 2002;
  - the outstanding 50% stake in Cerrejón Zona Norte, the largest producer and exporter of steam coal in Colombia, as part of a consortium. The initial 50% stake was acquired by the consortium from Carbocol in December 2000;
  - Danisco Pack UK's paper and packaging assets, making Mondi Packaging UK the third largest corrugated packaging company in the UK;

- Durox, consolidating Tarmac's leadership of the UK concrete block market;
- a 9.6% stake in Kumba Resources with the right to acquire a further 10.5%, and a 34.9% stake in Avmin for a total of $365 million. The acquisitions, announced on 12 March 2002, are part of Anglo American's strategic objective of securing a meaningful interest in the iron ore sector.

- **Increased focus on cost control including corporate centre:**
  Increased focus on cost savings and efficiencies across the Group has realised $275 million this year. Further savings from the restructuring of corporate offices at the end of 2001 will accrue during 2002.

- **De Beers deal:**
  The elimination of the cross-holding with De Beers had been a key strategic priority since listing in May 1999. The benefits to Anglo American were:
  - the simplification of its structure and improved transparency;
  - an increase in Anglo American's interest in De Beers' diamond business to 45%;
  - a net cash inflow of $998 million plus $701 million preference shares in DB Investments;
  - ordinary and preference dividends due of $71 million for first seven months of the new structure;
  - an increase in the free float of Anglo American shares from 53% to 91% and the retention of a full FTSE weighting.

Review of financial results:

Anglo Platinum recorded the largest contribution to headline earnings of $522 million (29% of Anglo American's total headline earnings) up from US$500 million in 2000. The increase resulted from an improved operational performance which led to higher production and sales volumes. Although PGM prices declined significantly from their historic highs of 2000, the lower prices were largely offset by the depreciation of the South African rand.

Coal's contribution to headline earnings increased significantly by 180% to $387 million (22% of Anglo American's total) following the first full year contribution from the Australian assets and Cerrejón Zona Norte in Colombia. The improved performance also reflected higher export prices and some benefit from the weaker Australian dollar and South African rand.

Although Forest Products reported record operating profits of $522 million, headline earnings declined by 13% to $267 million (15% of Anglo American's total) due to substantially higher tax and interest payments and lower prices. In Europe, improved productivity, further cost reductions and a steady underlying performance following the successful integration of the paper and packaging assets acquired last year, offset lower sack paper, pulp and corrugated packaging prices.

De Beers contributed $234 million to headline earnings (13% of Anglo American's total) down from $321 million in the previous period, due to the widely expected fall in demand for rough diamonds following the record sales achieved in 2000. However, Christmas retail sales figures for 2001 were stronger than expected.

Industrial Minerals reported an 11% increase in headline earnings to $176 million (10% of Anglo American's total). The improvement was due to substantial synergy benefits arising from the acquisition of Tarmac and a continuing programme of cost cutting and price improvements across the division. This was offset by higher tax charges and lower earnings from Cleveland Potash which, subject to certain conditions, has been sold. The second half of the year in particular saw a strong performance as the benefits of increased infrastructure spending in the UK began to emerge.

AngloGold's contribution to headline earnings of $173 million (10% of Anglo American's total) was 14% lower than the previous year as a result of increased finance and tax charges. Total cash costs declined by 16% to $178 per ounce. AngloGold's production declined by 4% to 7 million ounces as a result of the sale of the Elandsrand and Deelkraal mines in South Africa.

The Ferrous Metals division recorded a 44% decline in headline earnings to $48 million (3% of Anglo American's total). This was principally a result of the continued oversupply situation in the world steel industry and declining prices.

Base Metals reported a headline loss of $2 million. Declining prices and generally poor markets for base metals were major factors that contributed to the division's poor performance. Exceptional charges of $488 million were recorded against certain assets, including a $353 million exceptional charge attributed to the Konkola Copper Mine operations in Zambia.

The Industries division reported a 55% decline in headline earnings to $45 million, with increased operating profits from Boart offset by lower profits from Tongaat-Hulett, an operating loss from Terra and further disposals.

Exceptional items

Non-operational exceptional gains amounted to $2,148 million, mainly comprising the De Beers transaction and the swap of most of the Group's interest in FirstRand Limited for interests in Billiton Plc and Gold Fields Limited, the subsequent sale of the interest in Billiton and the sale of other non-core assets.

Operating exceptional charges amounted to $513 million. These represented impairments or write downs to the value of $488 million in respect of Base Metals operations, including ZCI/KCM, the Anaconda nickel operation, Lisheen zinc mine, Hudson Bay's Ruttan zinc/copper mine and the expensing of Quellaveco's feasibility costs for the copper project. In addition, a $25 million exceptional charge was recorded in Corporate Activities relating to the investment in Ivernia West plc.

Taxation

The effective rate of taxation before goodwill amortisation and exceptional items was 31%. This was an increase over the effective rate of 26% in 2000 and principally reflects higher effective tax rates in Gold and Forest Products, higher profit contributions from Platinum and Coal and lower contributions from Industries, Base Metals and Financial Services.

Dividends

The directors recommend a final dividend of 34 US cents per share to be paid on 15 May 2002. Dividends for the year will amount to 49 US cents per share, a 3% increase on last year's total dividend. Whether or not this increase will be reflected in the next interim dividend declaration will depend on the results and outlook at the time.

Outlook

While there are some signs of economic recovery, at this stage they seem more encouraging in the United States than in Europe and Japan. The trading environment for most of our products is likely to remain challenging. The Group will benefit from its diverse and competitive operations, particularly in low cost areas of production, and the significant capital projects that are presently in progress. We will continue to pursue further opportunities for expansion and growth.

For further information, please contact:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 (0)20 7698 8540

Media Relations
Kate Aindow
Tel: +44 (0)20 7698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc website: www.angloamerican.co.uk

Anglo American plc is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base and ferrous metals, industrial minerals and forest products, as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. Anglo American represents a powerful world of resources.

Operational review

Platinum

$ million	2001	2000
Total operating profit	**1,345**	1,336
Headline earnings	**522**	500
Net operating assets	**1,847**	1,327
Capital expenditure	**391**	272
Share of headline earnings (%)	**29**	25
Share of group net operating assets (%)	**13**	8

Anglo Platinum's contribution to headline earnings of $522 million was 4% higher than in 2000, following higher sales volumes and lower dollar costs.

World supplies of platinum rose by an estimated 5% to 5.58 million ounces as expansions in South Africa came on stream. Demand for platinum also rose by some 5% and the market was in deficit for the third consecutive year.

Jewellery demand dipped by 11%, with record demand in China not quite compensating for declines in Japan and the United States.

Net demand for platinum from the autocatalyst sector increased 25%. High prices for palladium at the beginning of 2001, coupled with irregular Russian supplies, triggered a move to platinum by auto manufacturers to reduce their reliance on palladium.

Anglo Platinum's planned expansion to 3.5 million annual ounces of refined platinum by the end of 2006 is on track. Two new mines will be commissioned in 2002 – the Waterval mine at Rustenburg, and the Maandagshoek mine, a joint venture with a black empowerment consortium.

After the considerable reduction in Platinum Group Metal market prices in the second half of last year, platinum and palladium have established more stable trading ranges. The profitability of Anglo Platinum's individual operations remains closely hinged to the South African rand/dollar exchange rate.

Gold

$ million	2001	2000
Total operating profit before exceptional items	**443**	410
Headline earnings	**173**	201
Net operating assets	**2,086**	2,667
Capital expenditure	**243**	240
Share of headline earnings (%)	**10**	10
Share of group net operating assets (%)	**14**	17

In 2001, AngloGold's contribution to headline earnings was $173 million, 14% lower than the year before as a result of higher finance and tax charges. Attributable production declined by 4% to 7 million ounces as a result of the sale of Elandsrand and Deelkraal in South Africa. This was partially offset by a 137% increase in production from the rest of Africa region, with Geita and Morila included for the full year and Yatela producing its first gold. Despite the overall fall in production, improvements in cost control and productivity, assisted by the depreciation of the South African rand, resulted in total cash costs reducing by 16% to $178 per ounce. The gold price received was 7% lower at $286 per ounce.

In November, AngloGold announced that it would sell its Free State assets to black-empowerment group African Rainbow Minerals and Harmony Gold Mining for $183 million plus recoupment tax, thereby reducing its South African operations to seven. The sale will lower total cash costs for the company's worldwide assets by 4%.

In 2002, AngloGold expects to produce approximately 5.8 million ounces of gold at an average cash cost of $154 per ounce. The company has five major capital projects in development that are coming into production over the next three years at a cost of $700 million.

Diamonds

$ million	2001	2000
Total operating profit	**373**	491
Headline earnings	**234**	321
Share of headline earnings (%)	**13**	16

De Beers' contribution to headline earnings amounted to $234 million for the year. In 2001, sales of rough diamonds by De Beers' marketing arm, the Diamond Trading Company (DTC), at $4.4 billion, were 21.5% lower than the record $5.6 billion achieved in 2000. The economic uncertainty surrounding a weakening economy and excess stocks of polished diamonds was aggravated by the 11 September terrorist attacks. However, Christmas season retail sales of diamond jewellery were above expectations, and global diamond retail sales in 2001 were around 5% down.

The DTC is making progress with its 'Supplier of Choice' strategy, for which final approval of the DTC's distribution system is awaited from the European Commission.

In December, De Beers and the Russian diamond producer Alrosa signed a new five year $4 billion trade agreement (which awaits clearance by the European Commission).

Although stocks of rough diamonds in the cutting centres and polished diamonds in the pipeline have reduced, the DTC's 2002 sales prospects will depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline will be confident to carry. Rough diamond demand at the first two sights in 2002 has been encouraging.

Forest products

$ million	2001	2000
Total operating profit	**522**	458
Europe	**330**	221
South Africa	**185**	202
Brazil	**7**	35
Headline earnings	**267**	308
Net operating assets	**2,700**	3,054
Capital expenditure	**283**	126
Share of headline earnings (%)	**15**	15
Share of group net operating assets (%)	**18**	19

Forest Products total headline earnings for 2001 were $267 million, a 13% decrease on 2000. Mondi Europe's operating profit was 49% higher at $330 million, partly attributable to the incorporation of the Assi Sack and SCP Ruzomberok businesses acquired in 2000. Mondi South Africa's operating profit declined by 8% to $185 million in a subdued market.

The graphic paper sector reported healthy growth in operating profit. In the white paper business, SCP Ruzomberok strengthened the 100% owned Neusiedler group's European market position. Newsprint enjoyed a significant improvement in operating margins. Frantschach (70% held) achieved significant cost reductions to compensate for volume and margin pressure in Industrial Packaging.

A recovery in the corrugated packaging sector took place during the first six months. In September, Danisco Pack UK's corrugated assets were acquired, providing significant synergy benefits.

In South Africa, 2001 was a tough year for pulp as production declined and prices remained under pressure. However, the Paper and Cartonboard Divisions achieved profit growth, while the Forests Division and Mondipak contained costs to hold profits under difficult trading conditions.

In October, Mondi Brazil disposed of its interest in Aracruz Celulose for $370 million, realising a profit of $114 million on the sale.

2002 is expected to be a challenging year. In Europe, where the corrugated packaging industry is still relatively fragmented, Mondi has several projects and plans under consideration. In January 2002 Mondi announced a Euro 367 million bid for La Rochette the outcome of which is still pending. In March 2002, the go-ahead was given for a $210 million rebuild and expansion project at Ruzomberok and Mondi Europe announced the acquisition of a further 68.5% stake (taking its shareholding to 88%) in Syktyvkar, the low cost Russian paper producer, for $252 million.

Coal

$ million	**2001**	2000
Total operating profit/(loss)	**493**	169
South Africa	**271**	136
Australia	**173**	35
South America	**49**	(2)
Headline earnings	**387**	138
Net operating assets	**1,373**	1,580
Capital expenditure	**93**	45
Share of headline earnings (%)	**22**	7
Share of group net operating assets (%)	**9**	10

In 2001, headline earnings for Coal were $387 million, a 180% increase on the previous period. Total coal sales rose by 12.6 million tonnes to 77.4 million tonnes. At the South African operations, despite lower sales, operating profit doubled to $271 million, assisted by the depreciating South African rand.

The Australian operations increased operating profit fivefold to $173 million, 2001 marking their first full year under Anglo Coal management. Results were improved by the acquisition of minority interests to secure full ownership of Capcoal (previously German Creek) and increased equity in Dartbrook.

Attributable operating profit from the South American operations was $49 million compared with a loss of $2 million in the previous year. In an important move to consolidate the Carbones del Cerrejón (CdelC) and Cerrejón Zona Norte (CZN) operations in Colombia, the Anglo Coal/BHP Billiton/Glencore consortium has acquired 100% ownership of CZN. The $500 million expansion project to raise output at CdelC to 10 million tonnes a year should commence soon.

The metallurgical coal market, particularly hard coking coal, remained firm throughout the year. Thermal coal demand and prices were bolstered during the first half by the US energy crisis. However, a dramatic increase in coal exports from China contributed to second-half price softening. Although

Chinese export volume growth is expected to slow in 2002, China will remain a material influence on thermal export price levels. Despite the steel industry's difficulties worldwide, the outlook for coking coal is reasonably robust.

Industrial minerals

$ million	**2001**	2000
Total operating profit	**201**	150
UK	**156**	107
Europe	**23**	21
Brazil	**22**	22
Headline earnings	**176**	159
Net operating assets	**3,246**	3,196
Capital expenditure	**205**	186
Share of headline earnings (%)	**10**	8
Share of group net operating assets (%)	**22**	20

Headline earnings for Industrial Minerals increased 11% to $176 million in 2001. The improvement was attributable to synergy benefits arising from the acquisition of the Tarmac Group, price improvements and a cost cutting programme.

In the United Kingdom, benefits from increased infrastructure spending were felt towards the year end and the aggregates, asphalt and ready-mixed concrete product businesses improved significantly after a poor start to the year.

The Spanish operations nearly doubled operating profit, but the other continental European operations encountered weak markets.

In Brazil, Copebrás improved earnings slightly. The new fertiliser plant is scheduled for completion before the end of the year.

Several acquisitions were made in Poland and France, particularly in concrete products. In January 2002, Tarmac consolidated its leadership of the UK concrete block market through the acquisition of aircrete-blocks supplier Durox. An agreement was announced in November for the sale of Cleveland Potash, subject to various conditions.

Tarmac expects growth and increased profitability in 2002 in the UK on the back of further infrastructure investment, although the introduction of the aggregates levy may result in some distortion to demand. In continental Europe, benefits will flow from recent acquisitions, but the outlook remains mixed.

Ferrous metals

$ million	2001	2000
Total operating profit/(loss)	**77**	127
Highveld Steel	**6**	22
Scaw Metals	**31**	30
Samancor Group	**19**	57
Catalão	**22**	15
Other	**(1)**	3
Headline earnings	**48**	86
Net operating assets	**220**	390
Capital expenditure	**28**	32
Share of headline earnings (%)	**3**	4
Share of group net operating assets (%)	**1**	2

In 2001, headline earnings for the Ferrous Metals division were $48 million compared with $86 million in 2000. World steel consumption remained at low levels in line with prior years, with weak prices for carbon and stainless steel, vanadium and chrome.

Sales were buoyant in South Africa, though exports were weak, with volumes and dollar prices of carbon steel and vanadium below prior year levels. At Columbus, decreased prices for stainless steel led to a lower operating profit of $2 million. Highveld Steel reported lower operating profit of $6 million.

Scaw Metals' operating profit was 3% higher than the prior year at $31 million, despite slightly lower volumes.

In 40% held Samancor, ferromanganese profits were steady, with volumes and prices being maintained despite reduced global steel production. Reduced stainless steel demand, however, led to losses in the ferrochrome division.

At Catalão in Brazil, volumes increased and operating profit rose from $15 million to $22 million. With effect from 1 January 2002, management of the Catalão business was transferred to the Base Metals division.

It is likely that 2002 will be a difficult year. Although the steel market appears to have bottomed out, prices are expected to remain at low levels, with some relief towards year end.

On 12 March 2002, Anglo American announced the acquisition of a 9.6% stake in Kumba Resources with the right to acquire a further 10.5%, and a 34.9% stake in Avmin for a total of $365 million as part of its strategic objective of securing a meaningful interest in the iron ore sector. Anglo American intends working with Kumba, Avmin, the South African Government and appropriate black economic empowerment groupings to realise the full growth potential of the Kalahari iron ore resource as well as to help unlock the significant synergies that exist and facilitate meaningful black economic empowerment.

Base metals

$ million	2001	2000
Total operating (loss)/profit before exceptional items	**(22)**	196
Copper	**2**	173
Zinc	**(57)**	(5)
Nickel	**19**	40
Namakwa Sands/other	**14**	(12)
Exceptional Items	**(488)**	(237)
Total operating loss after exceptional items	**(510)**	(41)
Headline (loss)/ earnings	**(2)**	132
Net operating assets	**1,977**	2,102
Capital expenditure	**446**	410
Share of headline earnings (%)	**-**	7
Share of group net operating assets (%)	**13**	13

Reflecting very depressed metals prices, Base Metals recorded a headline loss of $2 million for 2001. Demand weakened as the world economy turned downward, while meaningful price-induced cutbacks and mine closures only materialised towards year end. Copper, nickel and zinc's annual average prices declined by 13%, 31% and 21% respectively. The division recorded an operating loss, before exceptional charges, of $22 million.

Attributable copper production rose 12% to 534,000 tonnes, with increases at Hudson Bay, Mantos Blancos and Collahuasi.

Attributable nickel production increased by 91% to 27,000 tonnes, as Loma de Níquel started to ramp up production and with higher output at Bindura Nickel. Anaconda saw continued poor production performance.

Attributable zinc production was 17% higher at 166,000 tonnes. Hudson Bay enjoyed a much improved second half, while the Lisheen mine ramped up to full production by year end.

Namakwa Sands experienced production improvements and reported higher profits.

In October 2001, Konkola Copper Mines (KCM), in which Anglo American has an indirect 33% interest, announced that, given the weaker outlook for copper and cobalt prices and its inability to raise the required project finance, it was unable to proceed with the Konkola Deep Mining Project (KDMP). In January 2002, Anglo American announced that in the absence of KDMP project finance further investment in KCM could not be justified beyond the amount committed at the time of vesting. A Shareholders Steering Committee is currently evaluating future options for KCM.

The immediate focus of Base Metals is improving performance at under-performing operations and the development of a world-class suite of assets.

Industries

$ million	2001	2000
Total operating profit/(loss)	**114**	272
AECI	**-**	60
Tongaat-Hulett	**112**	126
Boart	**30**	28
Terra	**(23)**	27
Other	**(5)**	31
Headline earnings	**45**	99
Net operating assets	**884**	1,317
Capital expenditure	**65**	163
Share of headline earnings (%)	**3**	5
Share of group net operating assets (%)	**6**	8

In Industries, headline earnings of $45 million were down from $99 million in 2000. This reduction was primarily due to the programme of disposals in 2000 and to a lesser extent this year. Further progress was made in 2001. The majority of the remaining interests in AECI and SA Breweries were sold for $179 million, resulting in a profit of $108 million. The Group's interest in Shaft Sinkers was sold with effect from 1 January 2002.

Tongaat-Hulett's operating profits were lower at $112 million. During the year the Corobrick and Textiles divisions were sold. The sugar division's performance was similar to the prior year.

Boart Longyear's operating profit increased to $30 million from $28 million in the prior year. Sales volumes were marginally lower, mainly due to the disposal of non-core businesses. Costs were well contained as a result of previous restructuring initiatives. Demand in South Africa was boosted by development work in the platinum mines.

The Group's 49% share of Terra's operating loss incurred was $23 million compared with a profit of $27 million in 2000. Weak fertilizer demand and high natural gas prices adversely affected operating costs.

Balance sheet

Total shareholders' funds were US$13,426 million compared with US$15,544 million at 31 December 2000. The decrease was primarily due to the fall in the value of the South African rand and the effect of the De Beers transaction.

Net debt was US$2,018 million, a decrease of US$1,572 million from 2000. The decrease was due to the proceeds from the De Beers transaction, the sale of the Group's interest in Billiton and the sale of other non-core investments.

Net debt to total capital at 31 December 2001 was 11.6% compared with 16.5% in 2000.

Cash flow

Cash inflow from operations was US$3,539 million compared with US$2,959 million in 2000. This inflow was after a US$138 million increase in working capital. Depreciation and amortisation, which increased by US$118 million, are analysed below.

Analysis of depreciation by business segment

US$ million	2001	2000
Platinum	**77**	60
Gold	**157**	186
Forest products	**193**	111
Coal	**108**	59
Industrial minerals	**136**	113
Ferrous metals	**25**	26
Base metals	**130**	122
Industries	**46**	95
Other	**9**	10
	881	782

Analysis of goodwill amortisation by business segment

US$ million	2001	2000
Platinum	**16**	17
Gold	**30**	27
Diamonds	**34**	6
Forest products	**11**	19
Coal	**8**	6
Industrial minerals	**42**	44
Ferrous metals	**1**	-
Base metals	**1**	(3)
Industries	**1**	7
Other	**21**	23
	165	146

Capital expenditure of US$1,787 million was US$276 million higher than for 2000. An analysis is set out below.

Analysis of capital expenditure by business segment

US$ million	2001	2000
Platinum	**391**	272
Gold	**243**	240
Forest products	**283**	126
Coal	**93**	45
Industrial minerals	**205**	186
Ferrous metals	**28**	32
Base metals	**446**	410
Industries	**65**	163
Other	**33**	37
	1,787	1,511

Sale of other financial assets and associates generated US$2,701 million, which included the proceeds from the De Beers' transaction and the sale of Billiton shares. This was partially offset by the acquisition of Anglo Platinum shares, increasing the Group's ownership from 50.2% at the 2000 year end to 57.9% at 31 December 2001.

Exchange rates against the US dollar

Average	2001	2000
South African rand	**8.62**	6.91
Pound sterling	**0.69**	0.66
Euro	**1.12**	1.08
Australian dollar	**1.93**	1.72

Year end		
South African rand	**11.96**	7.58
Pound sterling	**0.69**	0.67
Euro	**1.12**	1.06
Australian dollar	**1.96**	1.80

Consolidated profit and loss account
for the year ended 31 December 2001

US$ million	Note	Before exceptional items 2001	Exceptional items (note 7) 2001	2001	Before exceptional items 2000	Exceptional items (note 7) 2000	2000
Group and share of turnover of joint ventures and associates	2	**19,282**	**-**	**19,282**	20,570	-	20,570
Less: Joint ventures' turnover	2	**(1,109)**	**-**	**(1,109)**	(1,590)	-	(1,590)
Associates' turnover	2	**(3,387)**	**-**	**(3,387)**	(4,156)	-	(4,156)
Group turnover – subsidiaries	2	**14,786**	**-**	**14,786**	14,824	-	14,824
Operating costs		**(12,138)**	**(498)**	**(12,636)**	(12,456)	(33)	(12,489)
Group operating profit – subsidiaries	2	**2,648**	**(498)**	**2,150**	2,368	(33)	2,335
Share of operating profit of joint ventures	2	**193**	**(15)**	**178**	282	(123)	159
Share of operating profit of associates	2	**459**	**-**	**459**	830	(110)	720
Total operating profit	2	**3,300**	**(513)**	**2,787**	3,480	(266)	3,214
Profit on disposal of fixed assets	7	**-**	**2,148**	**2,148**	-	402	402
Costs of fundamental reorganisation	7	**-**	**-**	**-**	-	(79)	(79)
Profit on ordinary activities before interest	3	**3,300**	**1,635**	**4,935**	3,480	57	3,537
Investment income		**799**	**-**	**799**	1,057	-	1,057
Interest payable		**(669)**	**-**	**(669)**	(749)	-	(749)
Profit on ordinary activities before taxation		**3,430**	**1,635**	**5,065**	3,788	57	3,845
Tax on profit on ordinary activities	5	**(1,102)**	**(147)**	**(1,249)**	(1,005)	-	(1,005)
Profit on ordinary activities after taxation		**2,328**	**1,488**	**3,816**	2,783	57	2,840
Equity minority interests		**(704)**	**64**	**(640)**	(917)	34	(883)
Profit for the financial year	3	**1,624**	**1,552**	**3,176**	1,866	91	1,957
Equity dividends to shareholders – paid and proposed		**(690)**	**-**	**(690)**	(742)	-	(742)
Retained profit for the financial year		**934**	**1,552**	**2,486**	1,124	91	1,215
Headline earnings for the financial year	6			**1,770**			2,000
Basic earnings per share (US$)[1]:							
Profit for the financial year	6			**2.15**			1.25
Headline earnings for the financial year	6			**1.20**			1.28
Diluted earnings per share (US$)[1]:							
Profit for the financial year				**2.13**			1.23
Headline earnings for the financial year				**1.19**			1.26
Dividend per share (US cents)[1]:				**49**			47.5
Basic number of shares outstanding[2] (million)				**1,474**			1,567
Diluted number of shares outstanding[2] (million)				**1,491**			1,588

[1] The comparative figures for 2000 for earnings and dividend per share statistics, and numbers of shares outstanding, have been restated to reflect the three-for-one bonus issue in May 2001.
[2] Basic and diluted number of shares outstanding represent the weighted average for the year.

All amounts included above relate to continuing operations.

Consolidated balance sheet
as at 31 December 2001

US$ million	2001	2000
Fixed assets		
Intangible assets	**2,068**	2,462
Tangible assets	**10,770**	11,819
Investments in joint ventures:	**1,580**	1,483
Share of gross assets	**2,977**	2,891
Share of gross liabilities	**(1,397)**	(1,408)
Investments in associates	**2,438**	4,856
Other financial assets	**1,527**	1,621
	18,383	22,241
Current assets		
Stocks	**1,383**	1,748
Debtors	**2,817**	3,222
Current asset investments	**2,003**	2,344
Cash at bank and in hand	**915**	1,061
	7,118	8,375
Short term borrowings	**(2,301)**	(3,398)
Other current liabilities	**(3,936)**	(4,027)
Net current assets	**881**	950
Total assets less current liabilities	**19,264**	23,191
Long term liabilities	**(2,635)**	(3,597)
Provisions for liabilities and charges	**(1,261)**	(1,404)
Equity minority interests	**(1,942)**	(2,646)
Net assets	**13,426**	15,544
Capital and reserves		
Called up share capital	**734**	204
Share premium account	**1,203**	1,815
Merger reserve	**636**	2,424
Other reserves	**716**	927
Profit and loss account	**10,137**	10,174
Total shareholders' funds (equity)	**13,426**	15,544

Consolidated cash flow statement

for the year ended 31 December 2001

US$ million	Note	2001	2000
Net cash inflow from operating activities	8	**3,539**	2,959
Expenditure relating to fundamental reorganisation		**(23)**	(44)
Dividends from joint ventures and associates		**258**	258
Returns on investments and servicing of finance			
Interest received and other financial income		**419**	348
Interest paid		**(430)**	(501)
Dividends received from fixed asset investments		**74**	68
Dividends paid to minority shareholders		**(454)**	(357)
Net cash outflow from returns on investments and servicing of finance		**(391)**	(442)
Taxation			
UK corporation tax		**7**	(25)
Overseas tax		**(644)**	(304)
Taxes paid		**(637)**	(329)
Capital expenditure and financial investment			
Payments for tangible fixed assets		**(1,787)**	(1,511)
Proceeds from the sale of tangible fixed assets		**263**	177
Payments for other financial assets[1]		**(96)**	(104)
Proceeds from the sale of other financial assets[1]		**1,174**	535
Net cash outflow for capital expenditure and financial investment		**(446)**	(903)
Acquisitions and disposals			
Acquisition of subsidiaries[2]		**(718)**	(2,705)
Disposal of subsidiaries		**135**	226
Investment in associates[3]		**(223)**	(257)
Sale of interests in associates[3]		**1,527**	517
Investment in proportionally consolidated joint arrangements		**(51)**	(42)
Investment in joint ventures		**(76)**	(367)
Net cash inflow/(outflow) from acquisitions and disposals		**594**	(2,628)
Equity dividends paid to Anglo American shareholders		**(714)**	(657)
Cash inflow/(outflow) before use of liquid resources and financing		**2,180**	(1,786)
Management of liquid resources[4]		**(287)**	(358)
Financing	8	**(1,667)**	1,935
Increase/(decrease) in cash in the year		**226**	(209)

[1] Disposal and acquisition of other financial assets included in fixed assets.
[2] 2000 figure is stated net of assets resold of US$709 million in respect of the acquisition of Tarmac plc.
[3] Include the cash flows resulting from the De Beers transaction.
[4] Cash flows in respect of current asset investments.

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2001

US$ million	Note	2001	2000
Profit for the financial year	3	**3,176**	1,957
Currency translation differences on foreign currency net investments		**(3,225)**	(1,725)
Net asset value movements in associates		**-**	(120)
Total recognised (losses)/gains for the financial year		**(49)**	112

1. Basis of preparation

The financial statements have been prepared according to the historical cost convention, and in accordance with accounting standards applicable in the United Kingdom.

The financial statements have been prepared using the accounting policies that are consistent with those used in the prior year. The Group has adopted the transitional arrangements of FRS 17, "Retirement Benefits", and made the additional disclosures required for accounting periods ending on or after 22 June 2001. Full implementation of FRS 17 is required in 2003. FRS 19, "Deferred Tax", will be implemented in the Group's 2002 financial statements.

2. Segmental information

	Turnover		Operating profit				Net operating assets[1]	
US$ million	2001	2000	Before exceptional items 2001	Exceptional items (note 7) 2001	2001	2000	2001	2000
By business segment								
Group subsidiaries								
Platinum	**2,180**	2,318	**1,325**	-	**1,325**	1,314	**1,847**	1,327
Gold	**1,768**	2,082	**363**	-	**363**	324	**2,086**	2,667
Diamonds	-	-	**(2)**	-	**(2)**	(6)	-	101
Forest Products	**3,853**	2,529	**483**	-	**483**	327	**2,700**	3,054
Coal	**1,394**	889	**445**	-	**445**	170	**1,373**	1,580
Industrial minerals	**2,432**	2,310	**185**	-	**185**	138	**3,246**	3,196
Ferrous metals	**702**	796	**55**	-	**55**	55	**220**	390
Base metals	**1,077**	1,015	**(99)**	**(473)**	**(572)**	41	**1,977**	2,102
Industries	**1,380**	2,885	**139**	-	**139**	225	**884**	1,317
Financial services	-	-	**2**	-	**2**	4	-	-
Exploration	-	-	**(101)**	-	**(101)**	(116)	-	-
Corporate activities	-	-	**(147)**	**(25)**	**(172)**	(141)	**379**	406
	14,786	14,824	**2,648**	**(498)**	**2,150**	2,335	**14,712**	16,140
Joint ventures								
Gold	**260**	129	**79**	-	**79**	53		
Forest Products	**243**	773	**34**	-	**34**	96		
Coal	-	20	-	-	-	2		
Industrial minerals	**70**	65	**12**	-	**12**	11		
Ferrous metals	**142**	205	**1**	-	**1**	8		
Base metals	**388**	398	**67**	**(15)**	**52**	(11)		
Industries	**6**	-	-	-	-	-		
	1,109	1,590	**193**	**(15)**	**178**	159		
Associates								
Platinum	**38**	50	**20**	-	**20**	22		
Gold	-	-	**1**	-	**1**	4		
Diamonds	**2,055**	2,034	**375**	-	**375**	497		
Forest Products	**73**	86	**5**	-	**5**	35		
Coal	**178**	58	**48**	-	**48**	(3)		
Industrial minerals	**25**	19	**4**	-	**4**	1		
Ferrous metals	**441**	509	**21**	-	**21**	64		
Base metals	**65**	90	**10**	-	**10**	(71)		
Industries	**512**	1,310	**(25)**	-	**(25)**	47		
Financial services	-	-	-	-	-	124		
	3,387	4,156	**459**	-	**459**	720		
	19,282	20,570	**3,300**	**(513)**	**2,787**	3,214		

(1) Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

2. Segmental information (continued)

	Turnover		Operating profit				Net operating assets[(1)]	
US$ million	2001	2000	Before exceptional items 2001	Exceptional items (note 7) 2001	2001	2000	2001	2000
By geographical segment (by origin)								
Group subsidiaries								
South Africa	**6,811**	8,512	**2,111**	**-**	**2,111**	2,101	**5,393**	6,062
Rest of Africa	**410**	390	**(79)**	**(353)**	**(432)**	(41)	**225**	433
Europe	**5,284**	3,953	**382**	**(25)**	**357**	194	**5,569**	5,989
North America	**611**	695	**(17)**	**(14)**	**(31)**	(28)	**796**	727
South America	**643**	693	**82**	**(43)**	**39**	101	**1,362**	1,392
Australia and Asia	**1,027**	581	**169**	**(63)**	**106**	8	**1,367**	1,537
Joint ventures								
South Africa	**143**	242	**1**	**-**	**1**	19		
Rest of Africa	**264**	86	**78**	**-**	**78**	41		
Europe	**361**	851	**32**	**(15)**	**17**	(1)		
South America	**341**	408	**81**	**-**	**81**	99		
Australia and Asia	**-**	3	**1**	**-**	**1**	1		
Associates								
South Africa	**1,186**	1,169	**157**	**-**	**157**	300		
Rest of Africa	**1,285**	1,253	**233**	**-**	**233**	315		
Europe	**128**	141	**(1)**	**-**	**(1)**	17		
North America	**456**	425	**(9)**	**-**	**(9)**	28		
South America	**239**	152	**57**	**-**	**57**	27		
Australia and Asia	**93**	1,016	**22**	**-**	**22**	33		
	19,282	20,570	**3,300**	**(513)**	**2,787**	3,214	**14,712**	16,140
By geographical segment (by destination)								
Group subsidiaries								
South Africa	**2,317**	3,619						
Rest of Africa	**269**	375						
Europe	**7,471**	6,665						
North America	**1,922**	1,648						
South America	**387**	411						
Australia and Asia	**2,420**	2,106						
Joint ventures								
South Africa	**65**	83						
Rest of Africa	**42**	25						
Europe	**744**	1,109						
North America	**93**	169						
South America	**34**	35						
Australia and Asia	**131**	169						
Associates								
South Africa	**184**	569						
Rest of Africa	**1**	37						
Europe	**670**	683						
North America	**1,631**	1,702						
South America	**27**	119						
Australia and Asia	**874**	1,046						
	19,282	20,570						

[(1)] Net operating assets consist of tangible and intangible assets (excluding investments in joint ventures and associates), stocks and operating debtors less non-interest bearing current liabilities.

3. Profit for the financial year

The table below analyses the contribution of each division to the Group's headline earnings.

US$ million	**Profit before interest 2001**	Net investment income	Tax	Equity minority interests	**Profit for the financial year 2001**
By business segment					
Platinum	**1,361**	37	(407)	(469)	**522**
Gold	**473**	(47)	(96)	(157)	**173**
Diamonds	**407**	(35)	(136)	(2)	**234**
Forest products	**533**	(78)	(128)	(60)	**267**
Coal	**501**	53	(167)	-	**387**
Industrial minerals	**243**	-	(53)	(14)	**176**
Ferrous metals	**78**	(9)	(21)	-	**48**
Base metals	**(21)**	(19)	(23)	61	**(2)**
Industries	**115**	(25)	11	(56)	**45**
Financial services	**2**	1	(3)	-	**-**
De Beers investments[1]	**-**	159	(51)	(43)	**65**
Exploration (see note 4)	**(101)**	(1)	-	17	**(85)**
Corporate activities	**(126)**	94	(28)	-	**(60)**
Headline earnings for the financial year (see note 6)	**3,465**	130	(1,102)	(723)	**1,770**
Headline earnings adjustment (see note 6)	**1,470**	-	(147)	83	**1,406**
Profit for the financial year	**4,935**	130	(1,249)	(640)	**3,176**

	Profit before interest 2000	Net investment income	Tax	Equity minority interests	Profit for the financial year 2000
By business segment					
Platinum	1,353	38	(394)	(497)	500
Gold	437	(15)	(69)	(152)	201
Diamonds	497	30	(200)	(6)	321
Forest products	477	(46)	(78)	(45)	308
Coal	175	27	(64)	-	138
Industrial minerals	194	(5)	(16)	(14)	159
Ferrous metals	127	(15)	(19)	(7)	86
Base metals	193	(45)	(25)	9	132
Industries	279	(15)	(36)	(129)	99
Financial services	128	9	(30)	(7)	100
De Beers investments[1]	-	428	(120)	(105)	203
Exploration (see note 4)	(116)	-	-	24	(92)
Corporate activities	(118)	(83)	46	-	(155)
Headline earnings for the financial year (see note 6)	3,626	308	(1,005)	(929)	2,000
Headline earnings adjustment (see note 6)	(89)	-	-	46	(43)
Profit for the financial year	3,537	308	(1,005)	(883)	1,957

[1] Represents De Beers' share of Anglo American plc earnings for the 5 months to 31 May 2001 (2000 : 12 months to 31 December).

4. Exploration expenditure

US$ million	2001	2000
Business segment		
Platinum	**13**	9
Gold	**25**	43
Base metals	**59**	60
Other	**4**	4
	101	116

5. Tax on profit on ordinary activities

US$ million	2001	2000
United Kingdom corporation tax at 30%	**4**	1
South Africa corporation tax at 30%	**665**	468
Other overseas taxation	**230**	165
Share of joint ventures' taxation	**12**	25
Share of associates' taxation	**211**	376
Deferred taxation	**(20)**	(30)
Tax on exceptional items	**147**	-
	1,249	1,005

6. Headline earnings

	2001		2000	
US$ million (unless otherwise stated)	**Earnings**	**Basic earnings per share US$**	Earnings	Basic earnings per share US$ Restated
Profit for the financial year	**3,176**	**2.15**	1,957	1.25
Operating exceptional items	**513**	**0.35**	266	0.17
Non-operating exceptional items	**(2,148)**	**(1.45)**	(323)	(0.21)
Amortisation of goodwill	**165**	**0.11**	146	0.10
Related tax and minority interests	**64**	**0.04**	(46)	(0.03)
Headline earnings for the financial year	**1,770**	**1.20**	2,000	1.28

Headline earnings per share is calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") statement of Investment Practice No 1, "The Definition of IIMR Headline Earnings", which the directors believe to be a useful additional measure of the Group's performance.

7. Exceptional items

Operating exceptional items

US$ million	2001	2000
Base metals		
Write off in respect of ZCI/KCM copper mine in Zambia	**(353)**	-
Other impairments or write downs of assets and feasibility study costs	**(160)**	(237)
Gold		
Impairment provision in respect of Ergo and other gold assets	**-**	(29)
Total operating exceptional items	**(513)**	(266)
Minority interests	**11**	12
	(502)	(254)

Non-operating exceptional items

US$ million	2001	2000
Gain arising from the exchange of the 32.2% interest in the De Beers Group for the 45% interest in DB Investments	**1,089**	-
Gain arising from the exchange of the 15.3% interest in FirstRand Limited for interests in Gold Fields Limited (11.3%) and Billiton Plc (7.1%)	**637**	-
Partial disposal of interests in South African Breweries plc	**95**	-
Further disposal of interests in FirstRand Limited	**68**	-
Partial disposal of interest in Standard Bank Investment Corporation	**44**	-
Disposal of interest in Billiton Plc	**36**	-
Disposal of Columbus Stainless	**(120)**	-
Disposal of Elandsrand and Deelkraal gold mines	**(8)**	(36)
Disposal of interests in Aracruz Celulose SA	**114**	-
Disposal of other non-core interests	**(36)**	19
Partial disposal of interests in Li & Fung Limited	**4**	211
AECI Limited share buyback	**-**	(50)
Disposal of interest in Johnnies Industrial Corporation Limited	**-**	191
Disposal of LTA Limited	**-**	90
Sale of mineral rights combined with partial disposal of Northam Platinum Limited	**-**	49
Partial disposal of interest in Gold Fields Limited	**-**	36
Anticipated disposal of Terra Industries Inc	**-**	(167)
Share of associates' exceptional items	**225**	59
Profit on disposal of fixed assets	**2,148**	402
Cost of fundamental reorganisation	**-**	(79)
Total non-operating exceptional items	**2,148**	323
Taxation	**(147)**	-
Minority interests	**53**	22
	2,054	345
Total exceptional items (net of tax and minority interest)	**1,552**	91

8. Consolidated cash flow statement analysis

a) Reconciliation of group operating profit to net cash inflow from operating activities

US$ million	2001	2000
Group operating profit – subsidiaries	**2,150**	2,335
Depreciation and amortisation charges	**1,008**	928
Decrease/(increase) in stocks	**1**	(230)
Increase in debtors	**(274)**	(534)
Increase in creditors	**135**	278
Provisions and impairments	**553**	-
Other items	**(34)**	182
Net cash inflow from operating activities	**3,539**	2,959

b) Financing

US$ million	2001	2000
(Decrease)/increase in short term borrowings	**(1,332)**	1,920
(Decrease)/increase in long term borrowings	**(218)**	948
Repayment of debt acquired	**-**	(966)
Net movement in minorities shares and loans	**3**	-
Exercise of share options	**8**	33
Repurchase of shares in subsidiary	**(128)**	-
Financing	**(1,667)**	1,935

c) Reconciliation of net cash flow to movement in net (debt)/funds

US$ million	2001	2000
Increase/(decrease) in cash in the year	**226**	(209)
Cash outflow/(inflow) from debt financing	**1,550**	(1,902)
Cash outflow from management of liquid resources	**287**	358
Change in net debt resulting from cash flows	**2,063**	(1,753)
Loans and current asset investments acquired with subsidiaries	**(52)**	(2,278)
Loans and current asset investments disposed with subsidiaries	**11**	241
Currency translation differences and other non-cash movements	**(450)**	119
Movement in net funds/(debt)	**1,572**	(3,671)
Net (debt)/funds at start of year	**(3,590)**	81
Net debt at end of year	**(2,018)**	(3,590)

9. Movement in net debt

US$ million	2000	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Other non-cash movements	Exchange adjustments	2001
Cash at bank and in hand[1]	963	226	-	-	-	(332)	**857**
Debt due after one year	(3,597)	218	(46)	-	395	395	**(2,635)**
Debt due within one year	(3,300)	1,332	(6)	11	(395)	115	**(2,243)**
	(6,897)	1,550	(52)	11	-	510	**(4,878)**
Current asset investments	2,344	287	-	-	-	(628)	**2,003**
Total	(3,590)	2,063	(52)	11	-	(450)	**(2,018)**

[1] Net of bank overdrafts.

10. Status of financial information

The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2001, but is derived from those accounts which were approved by the board of directors on 12 March 2002. Statutory accounts for the year ended 31 December 2000 have been delivered to the Registrar of Companies, and those for 2001 will be delivered following the Company's annual general meeting convened for 15 May 2002. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Production statistics

	2001	2000
Anglo Platinum (troy ounces)		
Platinum	**2,145,900**	1,915,300
Palladium	**1,075,900**	967,000
Rhodium	**204,100**	168,700
Nickel (tonnes)	**19,500**	19,200
AngloGold (gold in troy ounces)		
South Africa	**4,669,700**	5,418,000
North and South America	**937,000**	935,000
Australia and Asia	**508,600**	524,000
Rest of the world	**867,800**	366,000
	6,983,100	7,243,000
Anglo Forest products (tonnes)		
South Africa		
Pulp	**290,400**	343,000
Graphic papers	**509,800**	415,000
Packaging papers	**527,600**	523,000
Corrugated board (000 m^2)	**275,000**	166,000
Lumber (m^3)	**137,000**	358,000
Wood chips (m^3)	**1,284,300**	1,103,000
Mining timber	**131,800**	125,000
Europe		
Pulp	**187,800**	110,000
Graphic papers	**1,142,800**	863,000
Packaging papers	**1,202,000**	765,000
Corrugated board (000 m^2)	**780,200**	625,000
Paper sacks (000 units)	**2,620,100**	1,489,000
Brazil		
Pulp	**110,000**	154,000
Anglo Coal (tonnes)		
South Africa:		
Eskom	**28,250,000**	36,100,000
Trade	**19,182,000**	19,100,000
Australia	**24,282,000**	8,200,000
Colombia	**5,829,000**	1,400,000
	77,543,000	64,800,000

The figures above include the entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics (continued)

	2001	2000
Anglo Industrial minerals (tonnes)		
Aggregates	**64,112,000**	67,815,000
Lime products	**926,000**	928,000
Concrete (m^3)	**6,627,400**	6,329,000
Potash	**882,000**	966,000
Sodium tripolyphosphate	**91,500**	86,000
Phosphates	**820,500**	775,000
Anglo Ferrous metals (tonnes)		
Chrome ore	**1,012,000**	1,476,000
Stainless steel	**156,000**	169,000
Vanadium slag	**73,700**	70,000
Chrome alloys	**289,000**	428,000
Manganese ore (mtu m)	**62,000**	67,000
Manganese alloys	**154,200**	287,000
Steel	**935,800**	1,375,000
Ferro-Alloys	**54,200**	213,000
Niobium	**3,400**	2,700
Anglo Base metals		
Copper (tonnes)		
Collahuasi	**199,200**	191,900
Mantos Blancos	**156,800**	155,300
Hudson Bay	**79,600**	53,200
Konkola	**196,800**	125,400
Other	**33,100**	33,500
	665,500	559,300
Nickel (tonnes)		
Codemin	**5,800**	6,300
Tati	**3,500**	3,700
Other	**18,300**	4,700
	27,600	14,700
Zinc (tonnes)		
Hudson Bay	**88,400**	98,900
Black Mountain	**24,300**	27,100
Lisheen	**52,900**	16,000
	165,600	142,000
Lead (tonnes)		
Black Mountain	**45,800**	68,100
Lisheen	**8,500**	10,700
	54,300	78,800
Namakwa Sands (tonnes)		
Chloride slag	**104,600**	112,700
Sulphate slag	**28,200**	27,200
Pig iron	**84,400**	71,600
Zircon	**114,100**	106,800
Rutile	**27,100**	23,200

The figures above include the entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Reconciliation of subsidiaries profits to those included in the consolidated financial statements

For the year to 31 December 2001
Note only key reported lines are reconciled

Anglogold Limited	**2001 US$ million**
IAS Headline earnings (published)	*286*
Deferred tax	14
Exploration	25
Termination of retirement benefits	(5)
Other	7
Minority interest	(154)
UK GAAP contribution to headline earnings	173

Anglo American Platinum Corporation Limited	**2001 US$ million**
IAS Headline earnings (published)	931
Deferred tax	75
Exploration	13
Excess depreciation on assets revalued on acquisition	(14)
Minority interest	(467)
Other	(16)
UK GAAP contribution to headline earnings	522

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
("the Company")

Notice of Recommended Final Dividend

Notice is hereby given that a final dividend on the Company's ordinary share capital in respect of the year to 31 December 2001 will, subject to approval by shareholders at the Annual General Meeting to be held on 10 May 2002, be payable as follows:

Amount (United States currency)	**34 cents per ordinary share** (see notes)
Currency conversion date	Friday, 8 March 2002
Last day to trade on the JSE Securities Exchange, South Africa ("JSE") to qualify for the dividend	Thursday, 14 March 2002
Ex-dividend on the JSE from the commencement of trading on	Friday, 15 March 2002
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday, 20 March 2002
Record date (applicable to both the principal register and South African branch register)	Friday, 22 March 2002
Dividend warrants posted	Tuesday, 14 May 2002
Payment date of dividend	Wednesday, 15 May 2002

Notes:

1. *Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and, those with an address in a country in the European Union which has adopted the euro, will be paid in euros, unless they elect for payment in US dollars, and those shareholders with an address elsewhere will be paid in US dollars, unless they elect for payment in pounds sterling or euros, provided all such elections are received by the UK Registrar by Friday, 22 March 2002. The equivalent of the dividend in sterling will be 23.8714 pence per ordinary share based on an exchange rate of US$1 = £0.7021. The equivalent of the dividend in euros will be 38.6886 euro cents per ordinary share based on an exchange rate of US$1 = €1.1379.*

2. *Shareholders on the South African branch register will be paid in South African Rand at R4.0702per ordinary share based on an exchange rate of US$1 = R11.9712.*

By order of the Board

N Jordan
Secretary

13 March 2002

Registered office	UK Registrar	Registrar's Agent (South Africa)
20 Carlton House Terrace London SW1Y 5AN England	Computershare Investor Services PLC P O Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH England	Computershare Services Limited 2nd Floor, Edura 41 Fox Street Johannesburg 2001 South Africa